As confidentially submitted to the U.S. Securities and Exchange Commission on March 12, 2025. This draft registration statement has not been publicly filed with the SEC and all information herein remains strictly confidential.

Registration Statement No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OneConstruction Group Limited

(Exact name of registrant as specified in its charter)

Cayman Islands	1520	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

Room 6808A, 68/F,

Central Plaza,

18 Harbor Road,

Wanchai, Hong Kong

+852 2123 8400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

Telephone: (800) 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Mr. Kyle Leung

Concord & Sage PC

1360 Valley Vista Dr Suite 140

Diamond Bar, CA 91765

Tel: 929-989-7572

Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act: Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED [ ], 2025

2,250,000 Ordinary Shares to be sold by the Selling Shareholders

OneConstruction Group Limited

This prospectus relates to the offer and resale, by the Selling Shareholders identified in this prospectus, of up to 2,250,000 ordinary shares, par value US$0.0001 per ordinary share (“Ordinary Shares” or “Shares”), of OneConstruction Group Limited (“ONEG”), an exempted company incorporated in the Cayman Islands with limited liability. Our Ordinary Shares trade on the Nasdaq Stock Market under the symbol “ONEG” on December 31, 2024, the closing price of our Ordinary Shares was $4 per Share.

The Selling Shareholders are identified in the table commencing on page 53 of this prospectus. The Selling Shareholders may offer, sell or distribute all or a portion of the securities hereby registered publicly or through private transactions at prevailing market prices. No underwriter or other person has been engaged to facilitate the sale of the Ordinary Shares in this offering. The Selling Shareholders may be deemed underwriters of the Ordinary Shares that it is offering. We will not receive any of the proceeds from such sales of the Ordinary Shares. We will bear all costs, expenses, and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The Selling Shareholders will bear all commissions and discounts, if any, attributable to their sale of Ordinary Shares. See “Plan of Distribution” beginning on page 55.

Investors are cautioned that you are buying shares of a Cayman Islands holding company with operations in Hong Kong by its operating subsidiary.

ONEG is a holding company incorporated in the Cayman Islands with no material operations of its own, and we conduct our operations primarily in Hong Kong through our operating subsidiary, OneConstruction Engineering Projects Limited, a company incorporated under the laws of Hong Kong with limited liability (“OneC Engineering”). References to the “Company,” “we,” “us,” and “our” in the prospectus are to ONEG, the Cayman Islands entity that issued the Ordinary Shares being offered. References to “OneC Engineering” are to OneConstruction Engineering Projects Limited, the entity operating the business. This is an offering of the Ordinary Shares of ONEG, the holding company in the Cayman Islands, instead of the shares of the operating subsidiary. Investors in this offering will not directly hold any equity interests in the operating subsidiary.

Investing in our Ordinary Shares is highly speculative and involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our Ordinary Shares in “Risk Factors” beginning on page 16 of this prospectus. This prospectus incorporates by reference the F-1 of Initial Public Offering, including risk factors under “Item 3. Key Information – D. Risk Factors.”

We are a “controlled company” as defined under the Nasdaq Listing Rules, because our Controlling Shareholder owns a total of 9,000,000 our issued and outstanding Ordinary Shares, representing approximately 69.23% of the total voting power. As a result, our Controlling Shareholder can control the outcome of matters submitted to the shareholders for approval. Additionally, we may elect to take advantage of certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders. Please see “Implications of Being a Controlled Company” beginning on page 12 for more information.

We are an “Emerging Growth Company” and a “Foreign Private Issuer” under applicable U.S. federal securities laws and are, therefore, eligible for reduced public company reporting requirements. Please read “Implications of Being an Emerging Growth Company and a Foreign Private Issuer” beginning on page 12 for more information.

Our operations are primarily located in Hong Kong, a Special Administrative Region of the People’s Republic of China (“China” or the “PRC”), and therefore, we may be subject to unique risks due to uncertainty of the interpretation and the application of PRC laws and regulations. As of the date of this prospectus, we are not subject to the PRC government’s direct influence or discretion over the manner in which we conduct our business activities outside of the PRC. However, due to long-arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. We are also subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard.

Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

●	could result in a material change in our operations and/or the value of our securities;

●	could significantly limit or completely hinder our ability to continue our operations;

●	could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors; and

●	may cause the value of our securities to significantly decline or be worthless.

We are aware that recently, the PRC government has initiated a series of regulatory actions and new policies to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity (“VIE”) structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on OneC Engineering’s daily business operation, its ability to accept foreign investments and the listing of our Ordinary Shares on U.S. or other foreign exchanges. The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers. The PRC government may also intervene or impose restrictions on our ability to move out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Furthermore, PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that require our company or any of our subsidiaries to obtain regulatory approval from PRC authorities before this offering. These actions could result in a material change in our operations and could significantly limit or completely hinder our ability to complete this offering or cause the value of our Ordinary Shares to significantly decline or become worthless. See “Prospectus Summary — Recent Regulatory Development in the PRC” beginning on page 8.

As of the date of this prospectus, our operations in Hong Kong and our registered public offering in the United States are not subject to the review nor prior approval of the Cyberspace Administration of China (the “CAC”) nor the China Securities Regulatory Commission (the “CSRC”). Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals, or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of such securities to significantly decline or be worthless and even delisting of our Ordinary Shares. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment in the future.

Furthermore, as more stringent criteria, including the Holding Foreign Companies Accountable Act (the “HFCA Act”), have been imposed by the SEC and the Public Company Accounting Oversight Board (“PCAOB”), recently, our Ordinary Shares may be prohibited from trading if our auditor cannot be fully inspected. Our auditor, Audit Alliance LLP, the independent registered public accounting firm headquartered in Singapore that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess Audit Alliance LLP’s compliance with applicable professional standards. On August 26, 2022, CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act, or the Accelerating HFCA Act, was signed into law, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, legislation titled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

Our management monitors the cash position of our operating subsidiary regularly and prepares budgets on a monthly basis to ensure it has the necessary funds to fulfill its obligations for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our chief financial officer and subject to approval by our board of directors.

For ONEG to transfer cash to its subsidiaries, ONEG is permitted under the laws of the Cayman Islands to provide funding to our subsidiaries incorporated in the BVI and Hong Kong through loans or capital contributions, provided such funding is in the best interests of ONEG. ONEG’s subsidiary formed under the laws of the BVI is permitted under the laws of the BVI to provide funding to our Hong Kong operating subsidiary OneC Engineering subject to certain restrictions laid down in the BVI Business Companies Act, Revised Edition 2020 (as amended) and memorandum and articles of association of ONEG’s subsidiary incorporated under the laws of the BVI. As a holding company, ONEG may rely on dividends and other distributions on equity paid by its subsidiaries for its cash and financing requirements. According to the BVI Business Companies Act, Revised Edition 2020 (as amended), a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. If any of ONEG’s subsidiaries incur debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to ONEG. During the six months ended September 30, 2024 and up to the date of this prospectus, ONEG did not declare or pay any dividends. We do not have any current intentions to distribute further earnings. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong operating subsidiary OneC Engineering by way of dividend payments. See “Dividend Policy,” and “Consolidated Statements of Change in Shareholders’ Equity in the Report of Independent Registered Public Accounting Firm” for further details.

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                      , 2025.

You should rely only on the information provided in this prospectus and any applicable prospectus supplement. Neither we nor the Selling Shareholders have authorized anyone to provide you with different information. Neither we nor the Selling Shareholders are making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus and any applicable prospectus supplement is accurate as of any date other than the date of the applicable document. Since the respective dates of this prospectus, our business, financial condition, results of operations, and prospects may have changed.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-1 that we file with the SEC using a continuous offering process. Under this continuous offering process, the Selling Shareholders may, from time to time, offer and sell up to an aggregate of 2,250,000 Ordinary Share as described in the section titled “Plan of Distribution.”

You should read this prospectus, exhibits filed as part of the registration statement, and the information and documents incorporated by reference carefully. Such documents contain important information you should consider when making your investment decision. See “Where You Can Find Additional Information” in this prospectus.

You should rely only on the information provided in this prospectus, exhibits filed as part of the registration statement, or documents incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. This prospectus covers offers and sales of our Ordinary Shares only in jurisdictions in which such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Ordinary Shares. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

This prospectus may be supplemented from time to time to add, update, or change information in this prospectus. Any statement contained in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in a prospectus supplement modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus.

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to:

●	“Articles” or “Articles of Association” are to the amended and restated articles of association of our Company as adopted by a special resolution of our Company passed on December 30, 2024 and as amended, supplemented and/or otherwise modified from time to time;

●	“BVI” are to the British Virgin Islands;

●	“BVI Companies Act” are to the BVI Business Companies Act, Revised Edition 2020 (as amended), as amended from time to time;

●	“OneC Development” are to OneConstruction Development Limited, a company incorporated under the laws of BVI and a wholly owned subsidiary of OneC Group;

●	“Companies Act” are to the Companies Act (Revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

●	“Company,” “we,” “us,” “our,” “OneC Group” or “ONEG” are to OneConstruction Group Limited, an exempted company incorporated in the Cayman Islands with limited liability on June 14, 2024, that issued the Ordinary Shares being offered;

●	“Controlling Shareholder” are to the ultimate beneficial owner of the Company, Ms. He Yun. See “Management” and “Principal Shareholders” for more information;

●	“COVID-19” are to the Coronavirus Disease 2019;

●	“Exchange Act” are to the U.S. Securities Exchange Act of 1934, as amended;

●	“HKD” or “HK$” are to Hong Kong dollar(s), the lawful currency of Hong Kong;

●	“Hong Kong” are to Hong Kong Special Administrative Region of the People’s Republic of China;

●	“IPO” are to an initial public offering of securities;

●	“Macau” are to the Macau Special Administrative Region of the People’s Republic of China;

●	“Memorandum” or “Memorandum of Association” are to the amended and restated memorandum of association of our Company as adopted by a special resolution of our Company passed on December 30, 2024 and as amended, supplemented and/or otherwise modified from time to time;

ii

●	“Nasdaq” are to Nasdaq Stock Market LLC;

●	“Ordinary Shares” are to our ordinary shares, par value $0.0001 per ordinary share;

●	“PCAOB” are to Public Company Accounting Oversight Board;

●	“PRC” or “China” are to the People’s Republic of China including Hong Kong and Macau and, excluding, for the purpose of this prospectus, Taiwan;

●	“OneC Engineering” are to OneConstruction Engineering Projects Limited, a company incorporated under the laws of Hong Kong with limited liability, an indirect wholly owned subsidiary of ONEG and our operating subsidiary conducting business operations in Hong Kong;

●	“OneC Services” are to OneConstruction Services Limited, a company incorporated under the laws of Hong Kong with limited liability and an indirect wholly owned subsidiary of OneC Group;

●	“Rich Plenty” are to our Controlling Shareholder, Rich Plenty Limited, a BVI holding company 100% owned by Ms. He Yun;

●	“Regulation FD” refers to the U.S. Securities and Exchange Commission’s (SEC) Rule 100 of Regulation Fair Disclosure, adopted in 2000.

●	“SEC” or “Securities and Exchange Commission” are the United States Securities and Exchange Commission;

●	“Securities Act” are to the U.S. Securities Act of 1933, as amended;

●	“Selling Shareholders” are to Treasure First Holdings Limited, Premium Quest Enterprises Limited, Infinite Apex Group Limited, Elite Ultima Investment Limited and Hongqin Zhao;

●	“U.S. dollars” or “$” or “USD” or “dollars” are to United States dollar(s), the lawful currency of the United States.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

ONEG is a holding company with operations conducted in Hong Kong through its operating subsidiary in Hong Kong, OneC Engineering. OneC Engineering’s reporting currency is Hong Kong dollars. This prospectus contains translations of Hong Kong dollars into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this prospectus were calculated at the noon buying rate of US$1 = HK$7.8, The assets and liabilities of the Company are translated into U.S. dollars from Hong Kong dollars at the year-end exchange rate. Its revenues and expenses are translated at the average exchange rate during the year. The year-end and year-average exchange rates are as follows:

	As of September 30,		Average for the six months ended September 30,
	2024	2023	2024	2023
U.S. Dollar: Hong Kong dollars	7.7190	7.7755	7.8200	7.8384

We make no representation that the HKD or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all. ONEG’s fiscal year ends on March 31.

iii

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our Ordinary Shares. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes thereto and other information that we incorporate by reference herein, including but not limited to our Prospectus for Initial Public Offering and other SEC reports before making an investment decision. Unless the context otherwise requires, all references to “ONEG,” “we,” “us,” “our,” the “Company,” and similar designations refer to OneConstruction Group Limited, an exempted Cayman Islands company.

Overview

We, through the operating subsidiary, are a structural steelwork contractor in Hong Kong, specializing in the procurement and installation of structural steel for construction projects in Hong Kong. Since our establishment in 2021, the operating subsidiary has been undertaking structural steelwork projects in the role of subcontractor and has conducted all of our business activities in Hong Kong, where all of our clients and suppliers are located.

Structural steelwork refers to the installation and formation of steel structures, typically serving as the backbone of commercial and residential buildings and infrastructure during the initial stage of a construction project. Essentially, structural steelwork involves columns and beams that are riveted, bolted or welded together. As a structural steelwork contractor, the operating subsidiary will supply, cut, bend, weld and assemble structural steel frames, trusses and other components into structures in accordance with the specifications provided in the building plans and designs provided by the general contractors that engage it. Typically, the operating subsidiary’s major responsibilities in a construction project include (i) performing site preparatory and preliminary work; (ii) developing detailed work schedules and work allocation plans; (iii) implementing construction site work; and (iv) conducting site safety supervision and quality control.

As a subcontractor, the direct clients of the operating subsidiary are mostly the registered general building contractors under the Buildings Ordinance (Chapter 123 of the Laws of Hong Kong) (“BO”), of various types of building and infrastructure projects in Hong Kong. The operating subsidiary principally provides structural steelwork services as a subcontractor for both (i) public sector projects, including infrastructure, public facilities and public residential developments, and (ii) private sector projects, which are mostly private commercial, residential and industrial developments. Public sector projects refer to projects in which the general contractors are employed by public authorities, while private sector projects refer to projects that are not public sector projects. For the six months ended September 30, 2024, the majority of our revenue was derived from public sector projects.

During the six months ended September 30, 2024 our operating subsidiary completed 18 projects, and we recorded revenue of $28,736,000. As of September 30, 2024, we had 12 active and ongoing construction projects, which are expected to be completed between 2025 and 2026. The operating subsidiary mainly focuses on the role of project management and carries out the site work by recruiting and supervising contract workers for most projects and will often subcontract part of the work to third-party subcontractors if the project work exceeds the capacity of the operating subsidiary. In such instances, subcontractors are selected based on their quality of services, qualifications, skills and techniques, prevailing market price, delivery time, reputation and availability of resources to accommodate the operating subsidiary’s requirements. For the six months ended September 30, 2024, the percentage of our total purchases from our largest subcontractor amounted to approximately 22% of our total purchases, while the percentage of our purchases from all of our subcontractors combined amounted to approximately 23% of our total purchases.

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

●	One of the top service providers in the Hong Kong structural steelwork industry with an established reputation and proven track record;

●	Visionary and experienced management team with strong technical and operational expertise;

●	Tailored solutions in structural steelwork service for clients; and

●	Effective and stringent quality control systems in place.

Our Strategies

We intend to pursue the following strategies to further expand our business:

●	Increase our market share;

●	Improve our financial management to ensure optimal finance costs and capital sufficiency; and

●	Expand our workforce.

Corporate History and Structure

OneC Development, our wholly-owned subsidiary and a company incorporated under the laws of the BVI in April 2021, is the sole shareholder of our principal subsidiaries, namely, OneC Engineering and OneC Services.

We were incorporated under the laws of Cayman Islands on June 14, 2024 with Rich Plenty being our sole shareholder. Rich Plenty transferred 100% of its share in OneC Development to us on June 28, 2024. As a result, we became the holding company of OneC Development and its subsidiaries. Since OneC Development and its subsidiaries (namely, OneC Engineering and OneC Services) have been under the common control of the same controlling shareholder, Rich Plenty, both before and after the reorganization, the consolidation of the OneC Group and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

On July 19, 2024, Rich Plenty sold an aggregate of 2,250,000 of our issued share capital to five investors, Premium Quest Enterprises Limited, Elite Ultima Investment Limited, Infinite Apex Group Limited, Treasure First Holdings Limited and Hongqin Zhao, for an aggregate consideration of $935,907.

As of the date of this prospectus, the Company had completed its initial public offering on the National Association of Securities Dealers Automated Quotations (“Nasdaq”). In this offering, 1,750,000 Ordinary Shares were issued at a price of US$4.00 per share. As of the date of this prospectus, our Controlling Shareholder owns 69.23% of our issued share capital and our remaining share capital is held as to 3.08% by Premium Quest Enterprises Limited; as to 3.08% by Elite Ultima Investment Limited; as to 3.45% by Infinite Apex Group Limited; as to 3.85% by Treasure First Holdings Limited; as to 3.85% by Hongqin Zhao and as to 13.46% by public shareholders.

Upon completion of this offering, our Controlling Shareholder shall own 69.23% of our issued share capital and public shareholders shall own 30.77% of our issued share capital.

The following table sets forth the breakdown of equity ownership of the Company at the time of this prospectus:

Shareholders	Number of Ordinary Shares Owned	Percentage of Ordinary Shares Owned
RICH PLENTY LIMITED	9,000,000	69.23%
PUBLIC SHAREHOLDERS	1,750,000	13.46%
Other shareholders	2,250,000	17.31%

The following table sets forth the breakdown of equity ownership of the Company after the offering of this prospectus:

Shareholders	Number of Ordinary Shares Owned	Percentage of Ordinary Shares Owned
RICH PLENTY LIMITED	9,000,000	69.23%
PUBLIC SHAREHOLDERS	4,000,000	30.77%

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the completion of this offering, our Controlling Shareholder will own 9,000,000 of our total issued and outstanding Ordinary Shares, representing approximately 69.23% of the total voting power.

Holding Company Structure

ONEG is a holding company incorporated in the Cayman Islands with no material operations of its own, and we conduct our operations primarily in Hong Kong through our operating subsidiary OneC Engineering. This is an offering of the Ordinary Shares of ONEG, the holding company incorporated in the Cayman Islands, instead of the shares of the operating subsidiary. Investors in this offering will not directly hold any equity interests in the operating subsidiary.

As a result of our corporate structure, ONEG’s ability to pay dividends may depend upon dividends paid by our operating subsidiary. If our existing operating subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Transfers of Cash To and From Our Subsidiaries

Our management monitors the cash position of our operating subsidiary, OneC Engineering, regularly and prepares budgets on a monthly basis to ensure it has the necessary funds to fulfill its obligations for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Financial Officer and subject to approval by our board of directors.

The ability of ONEG to transfer cash to its subsidiaries is subject to the following: ONEG is permitted under the laws of the Cayman Islands to provide funding to our subsidiaries incorporated in the BVI and Hong Kong through loans or capital contributions, provided such funding is in the best interests of ONEG. ONEG’s subsidiary formed under the laws of the BVI is permitted under the laws of the BVI to provide funding to our Hong Kong operating subsidiary OneC Engineering, subject to certain restrictions laid down in the BVI Companies Act and memorandum and articles of association of ONEG’s subsidiary incorporated under the laws of the BVI.

The ability of OneC Development, the direct subsidiary of ONEG, to transfer cash to ONEG is subject to the BVI Companies Act, pursuant to which OneC Development may make dividends distribution only to the extent that immediately after the distribution the value of the Company’s assets exceeds its liabilities and that the company is able to pay its debts as they fall due.

The ability of OneC Engineering to transfer cash to ONEG is subject to the Companies Ordinance of Hong Kong, according to which OneC Engineering may only make a distribution out of profits available for distribution.

Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this prospectus.

For the six months ended September 30, 2024 and up to the date of this prospectus, ONEG did not declare or pay any dividends.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries by way of dividend payments. ONEG is permitted under the laws of Cayman Islands and its memorandum and articles of association (as amended from time to time) to provide funding to its subsidiaries through loans or capital contributions, provided such funding is in the best interests of ONEG. OneC Engineering is permitted under the laws of Hong Kong to provide funding to ONEG through dividend distributions.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

There are no statutory prohibitions in the Cayman Islands on the granting of financial assistance by a company to another person for the purchase of, or subscription for, its own, its holding company’s or a subsidiary’s shares. Therefore, a company may provide financial assistance provided the directors of the company, when proposing to grant such financial assistance, discharge their duties of care and act in good faith, for a proper purpose and in the interests of the company. Such assistance should be on an arm’s-length basis. Subject to the Companies Act and our Memorandum and Articles of Association, our Company in general meeting may declare dividends in any currency but no dividend shall be declared in excess of the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders in the Cayman Islands.

According to the BVI Business Companies Act, Revised Edition 2020 (as amended), a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due.

Under Hong Kong law, dividends could only be paid out of distributable profits (that is, accumulated realized profits, so far as not previously utilized by distribution or capitalization, less accumulated realized losses, so far as not previously written off in a reduction or reorganization of capita), as permitted under Hong Kong law. Dividends cannot be paid out of share capital. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between ONEG and its subsidiaries, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from our business and subsidiaries, to ONEG and U.S. investors and amounts owed. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us.

The Initial Public Offering

On January 2, 2025, the Company completed its initial public offering on the Nasdaq. In this offering, 1,750,000 Ordinary Shares were issued at a price of US$4.00 per share. The gross proceeds received by the Company from the initial public offering totaled US$7 million. The initial public offering closed on January 2, 2025 and the Ordinary Shares began trading on December 31, 2024 on The Nasdaq Capital Market under the ticker symbol “ONEG.”

Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. Substantially all of our assets are located outside the United States. In addition, all of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Harney Westwood & Riegels, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would: (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

We have been advised by Harney Westwood & Riegels that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Grand Court of the Cayman Islands will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America (the “Foreign Court”) of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands will also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court of the Cayman Islands will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The courts of the Cayman Islands are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A court of the Cayman Islands may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive, notwithstanding that the Foreign Court has the power to set aside its own judgment and despite the fact that it may be subject to an appeal of the time-limit which has not yet expired. The Grand Court of the Cayman Islands may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

Substantially all of our assets are located outside the United States. In addition, all of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons.

Name	Position	Nationality	Residence
Mr. Kam Cheung Cheung	Executive Director	Chinese	Hong Kong
Mr. Ka Chun Gordon Li	General Manager	Chinese	Hong Kong
Mr. Hau Wai Tsang	Chief Financial Officer	Chinese	Hong Kong
Mr. Man Kit Chan	Independent Director	Chinese	Hong Kong
Mr. Hok Yu Law	Independent Director	Chinese	Hong Kong
Mr. Wai Yan Chan	Independent Director	Chinese	Hong Kong

Haldanes, our counsel as to the laws of Hong Kong, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

Summary of Key Risks

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows, and prospects that you should consider before making a decision to invest in our Ordinary Shares. These risks are discussed more fully in “Risk Factors.” These risks include, but are not limited to, the following:

Risks Relating to Doing Business in Hong Kong

●	Our operations are in Hong Kong, a special administrative region of the PRC. According to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — Our operations are in Hong Kong, a special administrative region of the PRC. According to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain” on page 16 of this prospectus.

●	If the PRC government chooses to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless” on page 17 of this prospectus.

Risks Related to Our Corporate Structure

●

We rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See “Risk Factors — Risks Related to Our Corporate Structure — We rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” on page 25 of this prospectus.

Risks Related to Our Business and Industry

●	The majority of our revenue has been generated from projects awarded by our major clients. Any significant decrease in the number of projects from such clients could materially and adversely impact our financial performance. See “Risk Factors — Risks Related to Our Business and Industry — The majority of our revenue has been generated from projects awarded by our major clients. Any significant decrease in the number of projects from such clients could materially and adversely impact our financial performance” on page 29 of this prospectus.

●	An unexpected reduction or termination of public and private sector projects in Hong Kong could adversely impact our revenue and operational results. See “Risk Factors — Risks Related to Our Business and Industry — An unexpected reduction or termination of public and private sector projects in Hong Kong could adversely impact our revenue and operational results” on page 29 of this prospectus.

●	Delay in the commencement and progress of public projects, which may be caused by factors such as political disagreements in relation to such projects, delay in approval of funding proposals due to objections or legal actions by the affected members of the public, and the occurrence of large-scale occupation activities may adversely affect the operating subsidiary’s operations and our results of operation. See “Risk Factors — Risks Related to Our Business and Industry — Delay in the commencement and progress of public projects, which may be caused by factors such as political disagreements in relation to such projects, delay in approval of funding proposals due to objections or legal actions by the affected members of the public, and the occurrence of large-scale occupation activities may adversely affect the operating subsidiary’s operations and our results of operation” on page 31 of this prospectus.

●	Our insurance coverage may be inadequate to protect us from potential losses. See “Risk Factors — Risks Related to Our Business and Industry — Our insurance coverage may be inadequate to protect us from potential losses” on page 33 of this prospectus.

Risks Related to This Offering and Our Ordinary Shares

●	As of the date of this prospectus, we have issued 13,000,000 ordinary shares that we have sold in private and public financings. Shareholders may experience significant dilution as a result of those financings and potential future financings that we may effect. See “Risk Factors — Risks Related to This Offering and Our Ordinary Shares — As of the date of this prospectus, we have issued 13,000,000 ordinary shares that we have sold in private and public financings. Shareholders may experience significant dilution as a result of those financings and potential future financings that we may effect” on page 34 of this prospectus.

●	Future issuances or sales, or the potential for future issuances or sales, of our ordinary shares may cause the trading price of our ordinary shares to decline and could impair our ability to raise capital through subsequent equity offerings. See “Risk Factors — Risks Related to This Offering and Our Ordinary Shares — Future issuances or sales, or the potential for future issuances or sales, of our ordinary shares may cause the trading price of our ordinary shares to decline and could impair our ability to raise capital through subsequent equity offerings” on page 34 of this prospectus.

●	An active trading market for our ordinary shares may not be sustained. See “Risk Factors — Risks Related to This Offering and Our Ordinary Shares — An active trading market for our ordinary shares may not be sustained” on page 35 of this prospectus.

●	Our share price may be subject to substantial volatility, and shareholders may lose all or a substantial part of their investment. See “Risk Factors — Risks Related to This Offering and Our Ordinary Shares — Our share price may be subject to substantial volatility, and shareholders may lose all or a substantial part of their investment” on page 35 of this prospectus.

●	Because we do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future, capital appreciation, if any, will be your sole source of gain. See “Risk Factors — Risks Related to This Offering and Our Ordinary Shares — Because we do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future, capital appreciation, if any, will be your sole source of gain” on page 35 of this prospectus.

●	Nasdaq may delist our ordinary shares from its exchange which could limit your ability to make transactions in our securities and subject us to additional trading restrictions. See “Risk Factors — Risks Related to This Offering and Our Ordinary Shares — Nasdaq may delist our ordinary shares from its exchange which could limit your ability to make transactions in our securities and subject us to additional trading restrictions” on page 35 of this prospectus.

Recent Regulatory Developments in the PRC

The PRC government recently initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Also, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments (the “Revised Draft”), which required that, in addition to “operators of critical information infrastructure,” any “data processor” controlling personal information of no less than one million users that seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and it further elaborated the factors to be considered when assessing the national security risks of the relevant activities.

The Revised Draft remains unclear as to whether a Hong Kong company shall be subject to its provisions. We do not currently expect the Revised Draft to have an impact on our business, operations, or this offering, as we do not believe that OneC Engineering is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, which are required to file for cybersecurity review before listing in the United States, because (i) OneC Engineering is incorporated and operating in Hong Kong, and the Revised Draft remains unclear whether it shall be applied to a Hong Kong company; (ii) OneC Engineering operates without any subsidiary nor VIE structure in mainland China; (iii) as of date of this prospectus, OneC Engineering has not collected any personal information of PRC individual clients; and (iv) as of the date of this prospectus, OneC Engineering has not been informed by any PRC governmental authority of any requirement that it files for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Revised Draft is adopted into law in the future and if OneC Engineering is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, OneC Engineering’s operation and the listing of our Ordinary Shares in the United States could be subject to CAC’s cybersecurity review in the future.

On December 28, 2021, the CAC published the revised Cybersecurity Review Measures (“CRM”), which further restates and expands the applicable scope of the cybersecurity review. The revised CRM took effect on February 15, 2022, and replaced the Revised Draft issued on July 10, 2021. Pursuant to the revised CRM, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. In addition, operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CRM provides no further explanation on the extent of “network platform operator” and “foreign” listing, we do not believe we are obligated to apply for a cybersecurity review pursuant to the revised CRM, considering that (i) we are not in possession of or otherwise holding personal information of over one million users, and it is also very unlikely that we will reach such threshold in the near future; and (ii) as of the date of this prospectus, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which came into effect on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Draft Overseas Listing Regulations by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the Draft Overseas Listing Regulations: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offering and listing. Pursuant to the Trial Measures, the Guidance Rules and Notice, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC within three working days following its submission of initial public offerings or listing application.

As of the date of this prospectus, our registered public offering in the United States is not subject to the review or prior approval of the CAC nor the CSRC. We do not intend to seek approval of this offering form the CAC or the CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. It is uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our operating subsidiary located in Hong Kong. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Since these statements and regulatory actions by the PRC government are newly published, their interpretation, application and enforcement to companies located in Hong Kong remains unclear and there also may subject to change from time to time as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital markets activities,; our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or become worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if (i) we or our subsidiaries do not receive or maintain such filings, permissions or approvals required by the PRC government, (ii) inadvertently conclude that such filings, permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such filings, permissions or approvals in the future, or (iv) any intervention or interruption is caused by PRC governmental with little or no advance notice.

On September 6, 2024, the National Development and Reform Commission (“NDRC”) and the Ministry of Commerce jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2024 Version) (“Negative List”), which became effective on November 1, 2024 and replaced the previous version. Pursuant to the Negative List, if a PRC company, which engages in any business where foreign investment is prohibited under the Negative List, or prohibited businesses seeks an overseas offering or listing, it must obtain the approval from competent governmental authorities. Because the Draft Overseas Listing Regulations are currently in draft form and given the novelty of the Negative List, there remain substantial uncertainties as to whether and what requirements, including filing requirements, will be imposed on a PRC company with respect to its listing and offerings overseas as well as with the interpretation and implementation of existing and future regulations in this regard.

Our operating subsidiary may collect and store certain data from our clients in Hong Kong, in connection with our business and operations. Given that (1) our operating subsidiary is incorporated and located in Hong Kong; (2) we have no subsidiary, VIE structure, nor any direct operations in mainland China; and (3) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), and we do not currently expect the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, and the Draft Overseas Listing Regulations to have an impact on our business, operations, or this offering, as we do not believe that our operating subsidiary is deemed to be an “Operator” that is required to file for cybersecurity review before listing in the United States because (i) our operating subsidiary is incorporated in Hong Kong and operates in Hong Kong without any subsidiary or VIE structure in mainland China, and each of the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, and the Draft Overseas Listing Regulations remains unclear whether it shall be applied to a company based in Hong Kong; (ii) as of date of this prospectus, our operating subsidiary has neither collected nor stored any personal information of PRC individuals; (iii) all of the data our operating subsidiary has collected is stored in servers located in Hong Kong; and (iv) as of the date of this prospectus, our operating subsidiary has not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review or a CSRC review.

Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on ONEG’s daily business operations, its ability to accept foreign investments, and the listing of our Ordinary Shares on a U.S. or other foreign exchange. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Draft Overseas Listing Regulations are adopted into law in the future and becomes applicable to our operating subsidiary, if any of our operating subsidiary is deemed to be an “Operator,” or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to our operating subsidiary, the business operation of our operating subsidiary and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and our operating subsidiary becomes subject to the CAC or CSRC review, we cannot assure you that our operating subsidiary will be able to comply with the regulatory requirements in all respects, and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If our operating subsidiary fails to receive or maintain such permissions or if the required approvals are denied, our operating subsidiary may become subject to fines and other penalties that may have a material adverse effect on our business, operations, and financial condition and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Additionally, due to long-arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. We are also subject to the risks of uncertainty about any future actions the PRC government or authorities in Hong Kong may take in this regard.

Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations.

Such governmental actions:

●	could result in a material change in our operations;

●	could hinder our ability to continue to offer securities to investors; and

●	may cause the value of our Ordinary Shares to significantly decline or be worthless.

Permission Required from Hong Kong and PRC Authorities

As of the date of this prospectus, OneC Engineering has received all requisite licenses and approvals for the operation of its business in Hong Kong. As of the date of this prospectus, OneC Engineering is not required to obtain any permission or approval from Hong Kong authorities to issue our Ordinary Shares to foreign investors. We are also not required to obtain permissions or approvals from any PRC authorities before listing in the United States and to issue our Ordinary Shares to foreign investors, including the CSRC, the CAC, or any other governmental agency that is required to approve our operations.

However, in the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals, (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC, or other PRC regulatory agencies.

Recent PCAOB Developments

On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Pursuant to the HFCA act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor cannot be inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed a bill that, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which took effect on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a Determination Report, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

Our auditor, Audit Alliance, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Audit Alliance is headquartered in Singapore, Singapore, and can be inspected by the PCAOB.

On August 26, 2022, CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the exemption from the rule that a majority of our board of directors must be independent directors; unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

On December 23, 2022, the Accelerating HFCA Act, was signed into law, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Implication of Being a Controlled Company

We are and will continue, following this offering, to be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	An exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption after we complete this offering. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors after we complete this offering.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements, and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our Ordinary Shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion, or we issue more than $1 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

We are a foreign private issuer as defined by the SEC. As a result, in accordance with the rules and regulations of The Nasdaq Stock Market LLC, we may comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●	Exemption from filing quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence.

●	Exemption from the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect to a security registered under the Exchange Act.

●	Exemption from the sections of the Exchange Act requiring insiders to file public reports of their ownership of the shares and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	Exemption from the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Corporate Information

Our principal executive office is located at Room 6808A, 68/F, Central Plaza, 18 Habor Road, Wanchai, Hong Kong. Our telephone number is +852 2123 8400. Our registered office in the Cayman Islands is located at the office of Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbor Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

Impact of COVID-19

Since late December 2019, the outbreak of COVID-19 spread rapidly throughout China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a “Public Health Emergency of International Concern” (“PHEIC”), and later on March 11, 2020, a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. From 2020 to the middle of 2021, COVID-19 vaccination programs had been greatly promoted around the globe, however several types of COVID-19 variants emerged in different parts of the world.

Supply chain disruptions have become a major challenge for the global economy since the start of the COVID-19 pandemic. These shortages and supply-chain disruptions are significant and widespread. Lockdowns in several countries across the world, labor shortages, robust demand for tradable goods, disruptions to logistics networks, and capacity constraints have resulted in increases in freight costs and delivery times. OneC Engineering’s customers are mainly construction contractors which are reliant on the availability of construction materials and supplies, and as such may suffer from plant closures and supply shortages across the extended supply network. Supply chain issues may delay or halt the progress or commencement of construction projects.

In addition, multiple infected cases within a construction site may result in shortage of labor and in more serious cases may cause a temporary halt in the site’s construction operation for a few days. Hence, our productivity and progress may also be negatively affected.

Furthermore, our business may be adversely affected if concerns relating to COVID-19 continue to restrict travel, or result in the Company’s personnel, vendors, and services providers being unavailable to pursue their business objectives free of COVID-19 related restrictions. The extent to which COVID-19 impacts our business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concerns continue for an extended period of time, our ability to pursue our business objectives may be materially adversely affected. In addition, our ability to raise equity and debt financing, which may be adversely impacted by COVID-19 and other events, including as a result of increased market volatility, decreased market liquidity and third-party financing became unavailable on terms acceptable to us or at all.

Any future impact on our results of operations will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 pandemic and the actions taken by government authorities and other entities to contain the spread or treat its impact, almost all of which are beyond our control. Given the general slowdown in economic conditions globally and volatility in the capital markets, as well as the general negative impact of the COVID-19 outbreak on the construction industry, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. We will continue to closely monitor the situation throughout 2024 and beyond.

The Offering

Ordinary shares offered by the Selling Shareholder:	2,250,000 Ordinary Shares

Terms of the offering:	The Selling Shareholders will determine when and how they will dispose of the Ordinary Shares registered under this prospectus for resale.

Number of Ordinary Shares outstanding before this offering:	13,000,000 Ordinary Shares.

Number of Ordinary Shares outstanding after this offering:	13,000,000 Ordinary Shares

Use of proceeds:	We will not receive any proceeds from the sale of Ordinary Shares by the Selling Shareholders

Listing	Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “ONEG”.

Risk factors:	Investing in our Ordinary Shares is highly speculative and involves a high degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 16.

The Company adopted an Equity Incentive Plan on February 27, 2025, under which the Company is allowed to issue up to 3 million new shares at a price not less than the par value of the Company.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services and products;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure, and other financial items;

●	fluctuations in operating results;

●	dependence on our senior management and key employees; and

●	other factors set forth under “Risk Factors”.

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks set forth in the Prospectus of our Initial Public Offering, as well as the risk factors described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The following disclosure is intended to highlight, update or supplement previously disclosed risk factors facing the Company set forth in the Company’s public filings. These risk factors should be carefully considered along with any other risk factors identified in the Company’s other filings with the SEC.

Such risks are not exhaustive. We may face additional risks that are presently unknown to us or that we believe to be immaterial as of the date of this prospectus. Known and unknown risks and uncertainties may significantly impact and impair our business operations primarily through our subsidiaries in Hong Kong.

Risks Relating to Doing Business in Hong Kong

Our operations are in Hong Kong, a special administrative region of the PRC. According to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

ONEG is a holding company and we conduct our operations in Hong Kong through OneC Engineering. Hong Kong is a special administrative region of the PRC. As of the date of this prospectus, we are not materially affected by recent statements by the PRC government indicating an intention to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to certain long-arm provisions in the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China as they may affect Hong Kong. The PRC government may choose to exercise additional oversight and discretion over Hong Kong, and the policies, regulations, rules, and the enforcement of laws of the PRC government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are by their very nature uncertain.

In addition, these PRC laws and regulations may be interpreted and applied inconsistently by different agencies or authorities, which may result in inconsistency with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance, any associated inquiries or investigations, or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and

●	subject us to remedies, administrative penalties, and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the PRC legislative or administrative regulation making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or what the potential impact that any such modified or new laws and regulations would have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange.

The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of Hong Kong dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between the ultimate holding company and the operating subsidiary in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to ensure compliance; decrease demand for our services; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals, or certificates; or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition, and results of operations could be adversely affected and the value of our Ordinary Shares could decrease or become worthless.

There are uncertainties regarding the interpretation and enforcement of PRC and Hong Kong laws, rules, and regulations.

A substantial majority of our operations are conducted in Hong Kong, and are mainly governed by Hong Kong laws, rules, and regulations. The legal system in Hong Kong is a common law system, based on a combination of English common law, local cases and local legislation. However, our Hong Kong operating subsidiary OneC Engineering may become subject to laws, rules, and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable with little advance notice, which could result in a material change in our operations and/or the value of our Ordinary Shares.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules, and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules, and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules, and regulations are relatively new, and because of the limited number of published decisions and the non-binding nature of such decisions, and because the laws, rules, and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules, and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems.

If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements by the PRC government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. On July 10, 2021, for comments from the public, the CAC issued the Measures for Cybersecurity Review (the “Revised Draft”), which required that, among others, in addition to “operator of critical information infrastructure” any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. Pursuant to Article 6 of the Revised Draft, companies holding data or more than one million users must apply for cybersecurity approval when seeking overseas listings because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” On December 28, 2021, the CAC published the revised Cybersecurity Review Measures (“CRM”), which further restates and expands the applicable scope of the cybersecurity review. The revised CRM took effect on February 15, 2022, and replaced the Revised Draft issued on July 10, 2021. Pursuant to the revised CRM, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. Our business belongs to the construction industry, which does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. As a result, the likelihood of us being subject to the review of the CAC is remote.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which came into effect on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Draft Overseas Listing Regulations by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the Draft Overseas Listing Regulations: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offering and listing. Pursuant to the Trial Measures, the Guidance Rules and Notice, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC within three working days following its submission of initial public offerings or listing application.

As of the date of this prospectus, our registered public offering in the United States is not subject to the review or prior approval of the CAC nor the CSRC. We do not intend to seek approval of this offering from the CAC or the CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. It is uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our operating subsidiary located in Hong Kong. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC such that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations, significantly limit or completely hinder our ability to offer our Ordinary Shares to investors, and cause the value of such Shares to significantly decline or become worthless.

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements.

Currently, Hong Kong has a separate legal system from mainland China, and it has its legislative framework and judiciary independent of that of the PRC government. Nonetheless, the recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in Hong Kong, or causing the suspension or termination of our business operations in Hong Kong entirely. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost efficient, or liability-free manner or at all.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies (including Hong Kong) before their registration statements will be declared effective. On August 1, 2021, the CSRC issued a statement saying that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. Since we operate in Hong Kong, we cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference from China.

We may become subject to a variety of PRC laws and other obligations regarding data security offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China” (“PRC Personal Information Protection Law”), which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, which came into effect on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Draft Overseas Listing Regulations by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the Draft Overseas Listing Regulations: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offering and listing. Pursuant to the Trial Measures, the Guidance Rules and Notice, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC within three working days following its submission of initial public offerings or listing application.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022, and replaced the former Measures for Cybersecurity Review (2020) took effect on June 1, 2020. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Given that (1) our operating subsidiary is incorporated in Hong Kong or the BVI and are located in Hong Kong; (2) we have no subsidiary, VIE structure, nor any direct operations in mainland China; and (3) pursuant to the Basic Law, which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is confined to laws relating to defense and foreign affairs, as well as other matters outside the autonomy of Hong Kong), we do not currently expect the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, the Draft Overseas Listing Regulations, the Trial Measures, the Guidance Rules and Notice, have an impact on our business, operations, or this offering. Our belief is grounded on the following: (1) we do not believe that our operating subsidiary falls within the definition of an “Operator” that is required to file for cybersecurity review before listing in the United States, because (2) our operating subsidiary is incorporated in Hong Kong and operates in Hong Kong without any subsidiary or VIE structure in mainland China and each of the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, and the Draft Overseas Listing Regulations, the Trial Measures, the Guidance Rules and Notice remains unclear whether it shall be applied to a company based in Hong Kong; (3) as of the date of this prospectus, our operating subsidiary has neither collected nor stored personal information of any PRC individuals; (4) all of the data our operating subsidiary has collected is stored in servers located in Hong Kong; and (5) as of the date of this prospectus, our Operating Subsidiary has not been informed by any PRC governmental authority of any requirement that it file for a cybersecurity review or a CSRC review.

However, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our operating subsidiary, their respective abilities to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Draft Overseas Listing Regulations are adopted into law in the future and becomes applicable to our operating subsidiary, if our operating subsidiary is deemed an “Operator” that is required to file for cybersecurity review before listing in the United States, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to our operating subsidiary, the business operation of our operating subsidiary and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If our operating subsidiary becomes subject to the CAC or CSRC review, we cannot assure you that our operating subsidiary will be able to comply with the regulatory requirements in all respects, and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, our operating subsidiary may become subject to fines and other penalties that may have a material adverse effect on our business, operations, and financial condition and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Although the audit report included in this prospectus is prepared by our auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 23, 2022 the Accelerating Holding Foreign Companies Accountable Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before the securities may be prohibited from trading or delisted.

The audit report included in this prospectus was issued by Audit Alliance, a Singapore-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing Audit Alliance in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. The PCAOB is currently unable to conduct inspections without the approval of the PRC authorities. Currently, our U.S. auditor’s audit work for us can be inspected by the PCAOB, and we have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in PRC, and we cannot assure you that our auditor’s audit work for us will continue to be able to be inspected by the PCAOB. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if any component of our auditor’s work papers become located in mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm for such issuers completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets.

On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCA Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to public companies whose stock is registered with the SEC and are identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and whose audit work that the PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and they also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Pursuant to the HFCA act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor cannot be inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its audit work cannot be inspected when its auditor is subject to PCAOB inspections for two consecutive years instead of three and, thus, would reduce the time before our Ordinary Shares may be prohibited from trading or delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction in connection with their audit works because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the HFCA Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

On August 26, 2022, CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. There can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong or if any component of our auditor’s work papers become located in mainland China in the future. Delisting of our Ordinary Shares would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 23, 2022, the Accelerating HFCA Act, was signed into law, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Our registered public accounting firm, Singapore, Singapore, is not headquartered in mainland China or Hong Kong, and was not identified in this report as a firm subject to the PCAOB’s determination.

The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Future developments in respect to increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our offering, business operations, share price, and reputation.

U.S. public companies with substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies, or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”; (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing; and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of this scrutiny, criticism, and negative publicity, the traded stock of many U.S.-listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our offerings, business, and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

The enactment of the Law of the PRC on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) could impact our Hong Kong operating subsidiary.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act (“HKAA”) into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on 11 individuals, including the then HKSAR chief executive, Carrie Lam, and, John Lee, who succeeded to HKSAR chief executive on July 1, 2022. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” In July 2021, President Joe Biden warned investors about the risks of doing business in Hong Kong, issuing an advisory saying China’s push to exert more control over Hong Kong threatens the rule of law and endangers employees and data. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that are targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations could be materially and adversely affected.

On March 23, 2024, the Hong Kong government has enacted the Safeguarding National Security Ordinance (“SNSO”), which is a domestic security legislation under Article 23 of the Basic Law, to prohibit four types of offenses, including secession, subversion, terrorist activities and collusion with a foreign country or with external elements to endanger national security, as well as other offences relating to the endangering of national security, which has been considered as having further significantly undermined the autonomy of Hong Kong. It is difficult for us to predict the degree of adverse impact of the legislation of the SNSO on Hong Kong or our business in Hong Kong. However, in any event, since all of our operations are based in Hong Kong, any change of the political arrangements between Hong Kong and the PRC may pose an adverse impact to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, this offering, and our reputation and could result in a loss of your investment in our Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably.

During the last several years, U.S.-listed companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators, and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting, and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded stock of many U.S.-listed Chinese companies that have been the subject of such scrutiny has sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time consuming and likely would distract our management from our normal business and could result in our reputation being harmed. Our stock price could decline because of such allegations, even if the allegations are false.

A downturn in the Hong Kong, China, or the global economy, or a change in economic and political policies of China, could materially and adversely affect our business and financial condition.

Our business may be influenced to a significant degree by political, economic, and social conditions in Hong Kong and China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but they may have a negative effect on us.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in financial market as a whole and have a negative impact on our business, results of operations, and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in U.S. dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in Hong Kong through our operating subsidiary; our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong; and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rate between the Hong Kong dollar and U.S. dollar affect the value of our assets and the results of our operations in U.S. dollars. The value of the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue, and financial condition.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social, and/or political conditions, material social unrest, strike, riot, civil disturbance, or disobedience, as well as significant natural disasters, may affect the market and the business operations of the Company. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative, and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development, including the Hong Kong National Security Law issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and, at the time, President Trump signed an executive order and HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the United States, China, and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations, and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect to China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

The Hong Kong legal system embodies uncertainties that could limit the availability of legal protections.

Hong Kong is a Special Administrative Region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Hong Kong Special Administrative Region’s constitutional document, the Basic Law, ensures that the current political situation will remain in effect for 50 years. The laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law are maintained. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our clients.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where our customers reside.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on us and our customers, our service providers, and our other partners. International trade disputes could result in tariffs and other protectionist measures that may materially and adversely affect our business.

Tariffs could increase the cost of the services and products, which could affect customers’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect our business. We also may have access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Risks Related to Our Corporate Structure

We rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

ONEG is a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

If any of our subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

There are no statutory prohibitions in the Cayman Islands on the granting of financial assistance by a company to another person for the purchase of, or subscription for, its own, its holding company’s or a subsidiary’s shares. Therefore, a company may provide financial assistance provided that the directors of the company, when proposing to grant such financial assistance, discharge their duties of care and act in good faith, for a proper purpose and in the interests of the company. Such assistance should be on an arm’s-length basis. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of the company’s memorandum and articles of association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

According to the BVI Companies Act, a BVI company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us. Any limitation on the ability of our Hong Kong subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Any deficit in the effectiveness of our internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Ordinary Shares.

Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of our internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations, and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. We may not discover any problems in a timely manner, and in such an event, our shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. Any deficiency in our internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in debt or equity financing. Material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our share price may decline, and we may be unable to maintain compliance with the Nasdaq Listing Rules.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our operating subsidiary and any changes in such laws and regulations and interpretations may impair its ability to operate profitably, which could result in a material negative impact on its operations and/or the value of the securities we are registering for sale.

Although we have direct ownership of our operating entities in Hong Kong and currently do not have or intend to have any subsidiary or any contractual arrangement to establish a VIE structure with any entity in mainland China, we are still subject to certain legal and operational risks associated with our operating subsidiary, OneC Engineering, being based in Hong Kong and having all of its operations to date in Hong Kong. Additionally, the legal and operational risks associated in mainland China may also apply to operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to a company such as OneC Engineering or OneC Group, given the substantial operations of OneC Engineering in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong. In the event that we or our Hong Kong subsidiary were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or our Honk Kong subsidiary might be subject to fines, experience devaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and\or no longer be permitted to continue business operations as presently conducted. Our organizational structure involves risks to the investors, and Chinese regulatory authorities could disallow this structure, which would likely result in a material change in OneC Engineering’s operations and/or a material change in the value of the securities OneC Group is registering for sale, including the risk that such event could cause the value of such securities to significantly decline or become worthless. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

We may become subject to a variety of PRC laws and other obligations regarding M&A Rules and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in mainland China and controlled by companies or individuals of mainland China to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In addition, on February 17, 2023, with the approval of the State Council, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, mainland China domestic companies that seek to offer and list securities in overseas markets, either by direct or indirect means, are required to fulfill the filing procedures with the CSRC and report relevant information.

OneC Group is a holding company incorporated in the Cayman Islands with an operating entity based in Hong Kong, as of the date of this prospectus, we have no subsidiary, VIE structure or any direct operations in mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in mainland China, and we are not controlled by any companies or individuals of mainland China. Moreover, pursuant to the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is, as of the date of this prospectus, mainly confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Therefore, as of the date of this prospectus, the CSRC’s approval is not required for the listing and trading of our Ordinary Shares on a U.S. exchange as provided under the M&A Rules, and we are not subject to filing requirements with the CSRC under the Trial Measures.

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

In addition, on January 4, 2022, the CRM were published and became effective on February 15, 2022, which were originally promulgated by the CAC on April 13, 2020, and, as revised on July 10, 2021, required that, among other things, and in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and which further elaborate on the factors to be considered when assessing the national security risks of the relevant activities. The publication of the Measures indicates greater oversight by the CAC over data security, which may impact our business and this offering in the future. As of the date of this prospectus, our Hong Kong subsidiary, OneC Engineering, does not have any mainland China individuals as clients. However, OneC Engineering may collect and store certain data (including certain personal information) from its customers for “Know Your Clients” purposes, which may include mainland China individuals in the future. As of the date of this prospectus, we do not expect the CRM to have an impact on our business, operations or this offering to subject us or our Hong Kong subsidiary to permission requirements from the CAC or any other government agency that is required to approve our subsidiary’s operations, as we do not believe that we will be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) all of our subsidiary’s operations are conducted by our Hong Kong subsidiary which currently solely serve the Hong Kong local market, we currently have no operations in mainland China; (ii) we do not have or intend to have any subsidiary nor do we have or intend to establish a VIE structure with any entity in mainland China and the CRM remain unclear whether they shall be applied to a company like us; (iii) as of date of this prospectus, we have neither collected nor stored any personal information of any mainland China individual or within mainland China, nor do we entrust or expect to be entrusted by any individual or entity to conduct any data processing activities of any mainland China individual or within mainland China; (iv) as of the date of this prospectus, we have not been informed by any PRC governmental authority of any requirement that we must file for a cybersecurity review; and (v) pursuant to the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is, as of the date of this prospectus, mainly confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, or if other regulations promulgated in relation to the CRM are deemed to apply to us, our subsidiary’s business operations and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review or we and our subsidiary might be covered by permission from the CAC or any other government agency that is required to approve our subsidiary’s operations in the future. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It also remains highly uncertain what the potential impact such modified or new laws and regulations will have on our subsidiary’s daily business operations, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may significantly limit or completely hinder our ability to complete this offering or cause the value of our Ordinary Shares to significantly decline or become worthless.

As of the date of this prospectus, we are advised by Hong Kong counsel, Haldanes, that we are not required to obtain permission or approval from Hong Kong authorities to offer the securities being registered to foreign investors. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations.

As of the date of this prospectus, neither we nor our subsidiary, OneC Engineering, is subject to the M&A Rules, the Trial Measures, the CRM or the regulations or policies that have been issued by the CSRC or the CAC as of the date of this prospectus, nor are we currently covered by permission requirements from the CSRC, the CAC or any other PRC governmental agency that is required to approve our listing on the U.S. exchanges and offering securities. Hence, based on the foregoing, since we are not subject to the regulations or policies issued by the CAC to date, we believe that we are currently not required to be compliant with such regulations and policies issued by the CAC as of the date of this prospectus. Further, as of the date of this prospectus, neither we nor OneC Engineering has ever applied for any such permission or approval, as we currently are not subject to the M&A Rules or the regulations and policies issued by the CAC. However, if there is significant change to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or are denied permission from mainland China or Hong Kong authorities, we would not be able to maintain the listing of our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

Following this offering, Rich Plenty, our largest shareholder, will continue to own more than a majority of the voting power of our outstanding Ordinary Shares. As a result, Rich Plenty has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a controlled company and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Upon completion of this offering, our biggest shareholder, Rich Plenty, will beneficially own approximately 69.23% of the aggregate voting power of our outstanding Ordinary Shares. As a result, Rich Plenty has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees must be selected or recommended solely by independent directors; and

●	the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities

Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq Listing Rules even if we are deemed to be a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Risks Related to Our Business and Industry

The majority of our revenue has been generated from projects awarded by our major clients. Any significant decrease in the number of projects from such clients could materially and adversely impact our financial performance.

A significant portion of our revenue has been derived from a limited number of clients. For the six months ended September 30, 2024, the revenue derived from the five largest clients of the operating subsidiary amounted to approximately 98% of our total revenue. The percentage of our revenue attributable to the largest client of the operating subsidiary amounted to approximately 54% for the same period. The operating subsidiary has maintained stable relationships with such clients, many of which have established business relationships with the operating subsidiary since its inception in 2021.   If there is a significant decrease in the number of projects awarded by such clients, and the operating subsidiary is unable to secure suitable projects of comparable size and quantity as replacements from other clients, our financial condition and operating results would be materially and adversely affected. In addition, in the event that any of the major clients of the operating subsidiary experience any financial difficulties or cash flow problems, this may result in delay or default in payments to the operating subsidiary, in which case our business could be materially and adversely affected.

An unexpected reduction or termination of public and private sector projects in Hong Kong could adversely impact our revenue and operational results.

The direct clients of the operating subsidiary are primarily the registered general building contractors under the BO of various types of building and infrastructure projects in Hong Kong. The clients of the operating subsidiary’s public sector projects generally consist of general contractors engaged by different Hong Kong government departments, authorities, and statutory bodies, while the clients of the operating subsidiary’s private sector projects are primarily general contractors hired by private property developers. For the six months ended September 30, 2024, the revenue derived from the five largest public sector projects of the operating subsidiary amounted to approximately 78% of our total revenue. The revenue generated from the five largest private sector projects of the operating subsidiary accounted for approximately 15% of our total revenue for the same periods. Any reduction or termination of a significant project could lead to extended periods of reduced revenue.   Financial difficulties faced by the major clients of the operating subsidiary could cause project delays, defaults on payments, or cancellations. The operating subsidiary’s operational results would also suffer as a result of the under-utilization of our workforce and resources, leading to inefficiencies and increased operational costs.

Additionally, changes in government policies, budget allocations, or economic conditions in Hong Kong could have profound effects on the initiation and continuation of public sector projects. Similarly, shifts in the real estate market or economic downturns could affect private sector investments in building and infrastructure projects, thereby impacting our business prospects.

The operating subsidiary’s projects may not proceed according to the original schedule or budget, which could result in delays in revenue recognition and consequently adversely affect our cash flows, financial performance, and operational results.

Our revenue from the operating subsidiary’s construction contracts is recognized when the operating subsidiary construction work is certified by the relevant clients and/or architects or consultants engaged by the clients. Gross amounts due from clients for contract work arise when progress billings have not yet occurred by the end of a financial period, in relation to the construction work the operating subsidiary performed during that period. There is no assurance that we will be able to bill and receive the full amount due from the operating subsidiary’s clients for contract work, as it may not reach an agreement with the clients on the value of its completed work. If the operating subsidiary is unable to do so, the operating subsidiary’s operational results, liquidity, and financial position may be adversely affected.

Furthermore, the total revenue we derive from a project may deviate from the original contract sum specified, due to variations (including additions, modifications, or cancellations of certain contract work) instructed by the operating subsidiary’s clients during the project’s execution. Consequently, there is no assurance that the revenue derived from the operating subsidiary’s projects will not differ substantially from the original contract sum, and our financial condition may be adversely affected by any material decrease in revenue resulting from a substantial variation in work orders.

The shortage or increase in global steel prices will increase our operating costs.

The operating subsidiary is usually responsible for the procurement of materials such as steel required for the projects. For six months ended September 30, 2024, the operating subsidiary purchased steel materials in the amount of $4.6 million, representing 17.4% of our cost of sales for the period. In addition, since the operating subsidiary does not own heavy machinery and equipment, the heavy machinery and equipment required is usually leased from approved equipment suppliers on the operating subsidiary’s internal list.

As the operating subsidiary generally obtains pre-bid quotations from its structural steel suppliers during the tender bidding phase and will factor in the pricing trend of steel when determining a proposed bid price, it can usually pass on any increase in purchase costs to clients in the event of increases in the prices of materials or services purchased from suppliers. Therefore, notwithstanding the possible impact resulting from fluctuations in the steel market price on the costs of materials, the operating subsidiary may be able to mitigate such increased costs and limit the impact on its operations. Furthermore, after the projects are awarded and service and materials prices have been secured, the operating subsidiary may still negotiate the pricing and contract terms with suppliers to ensure its profit. During the six months ended September 30, 2024, we did not experience any fluctuations in the costs of materials and services that had a material adverse impact on our business, financial condition or results of operations.

An increase in global prices of steel raw materials will significantly impact steel structure construction companies such as the operating subsidiary. As the operating subsidiary relies heavily on steel as a primary building material, price increases will inevitably raise our operating costs. This may lead to lower profit margins, as the operating subsidiary may struggle to fully pass on cost increases to clients. Moreover, high costs can potentially delay project progress, as the operating subsidiary may need to reassess budgets and seek more cost-effective alternatives. However, according to the Census and Statistics Department of Hong Kong, the average wholesale price of structural steel reinforcements per tonne increased from $701 in 2019 to $914 in 2022 by 30.4% but declined by 17.5% to $714 in the nine months ended September 30, 2024, due to the weakening demand of the property construction market in the PRC.

Our business relies on successful tenders of bids and any failure of the operating subsidiary to secure contracts would affect our operations and financial results.

Most of our revenue is derived from contracts awarded to the operating subsidiary through a competitive bidding process and is not recurring in nature. The duration for the operating subsidiary’s structural steelwork projects generally ranges from 8 months to 2 years. There is no right of first refusal upon the expiry of such contracts and, therefore, there is a risk that the operating subsidiary may not succeed in its bid for the same client’s projects upon the expiry of any contract from such client. Hence, there is no guarantee that the operating subsidiary’s existing clients will provide it with new business opportunities or that the operating subsidiary will secure new clients. Moreover, there is no assurance that (i) the operating subsidiary would be invited to, or be made aware of, the bidding process for new projects, (ii) the terms and conditions of the new contracts would be comparable to the existing contracts, or (iii) our tenders would be selected by clients. In the competitive bidding process, the operating subsidiary may have to lower its service charges or offer more favorable terms to prospective clients in order to increase the competitiveness of its bids. If the operating subsidiary is unable to reduce its service fees accordingly and maintain its competitiveness, our results of operations would be adversely affected. Furthermore, the operating subsidiary’s clients typically maintain an evaluation system to ensure that the service providers meet certain standards of management, industrial expertise, financial capability, reputation and regulatory compliance when contemplating bids, which criteria may change from time to time. There is no assurance that the operating subsidiary will continue to meet its clients’ requirements, in which case the operating subsidiary may not be granted contracts with such clients and the operating subsidiary’s reputation, business operations, as well as our financial condition and results of operations, may be adversely affected.

Errors or inaccurate estimations in a project duration and/or our costs when determining the tender price or an increase in construction costs may adversely affect our profitability or result in substantial loss incurred by us.

The operating subsidiary’s structural steelwork structure projects are awarded through a competitive tendering process. The operating subsidiary determines a tender price by estimating its operating costs under the contract duration as specified in the tender invitation documents. There is no assurance that tenders submitted by the operating subsidiary contain no mistake and error. Such mistakes and errors may be in the form of an inaccurate estimation, oversight of important tender terms, inadvertent typographical errors, errors in calculations, etc. Further, our operating costs may increase due to inflation of raw materials and labor costs. In the case of contracts awarded to the operating subsidiary with mistakes or errors in the submitted bid, or if there is a substantial increase in raw material and labor costs, the operating subsidiary may be bound by the contract to undertake or complete such project at a substantial loss, and our profitability under such circumstances may be adversely affected.

Inaccurate estimation of a project schedule, project costs and technical difficulties in the bidding process may result in cost overruns when the operating subsidiary actually executes the awarded project. Many factors affect the time taken and the costs actually involved in completing steel structure projects undertaken by the operating subsidiary. Examples of such factors include shortages and cost escalation for labor and materials, adverse weather conditions, variations to the construction plans instructed by clients, stringent technical construction requirements, threatened claims and material disputes with general contractors, subcontractors and suppliers, accidents and changes in a public authority’s policies, other unforeseen problems or circumstances may also occur during project implementation. If any of such factors arise and remain unresolved, completion of construction works may be delayed, or we may be subject to cost overruns or the operating subsidiary’s clients may even be entitled to unilaterally terminate the contract.

In addition, the operating subsidiary’s failure to complete a project according to specifications and quality standards may result in disputes, contract termination, reputational harm, liabilities and/or lower returns than anticipated with respect to such project. Such delays or failure to complete and/or unilateral termination of a contract by clients may cause our revenue or profitability to be lower than we originally expected. We cannot guarantee that we will not encounter cost overruns or delays on our current and future projects. If such cost overruns or delays occur, we may experience increases in costs exceeding our budget or be required to pay liquidated damages, any of which events could reduce or eliminate the profits on the affected contracts.

Delay in the commencement and progress of public projects, which may be caused by factors such as political disagreements in relation to such projects, delay in approval of funding proposals due to objections or legal actions by the affected members of the public, and the occurrence of large-scale occupation activities may adversely affect the operating subsidiary’s operations and results of operation.

For the six months ended September 30, 2024, the revenue derived from the operating subsidiary’s five largest public sector projects amounted to approximately 78% of our total revenue  . The delay in commencement and progress of public sector projects may adversely affect the demand for the operating subsidiary’s structural steelwork services and our business operation. Delay in the commencement and progress of public projects may be caused by, among other things, political disagreements in relation to such projects, delays in approval of the funding of proposals for public works due to objections, protests or legal actions by affected residents or entities. Any large-scale protests or occupation activity may also delay the construction works to be carried out in the affected areas. The operating subsidiary’s engagement in certain public sector projects may depend on the timing of the funding approval by the applicable committees of the Legislative Council of Hong Kong.

As a result, there may be uncertainty on the commencement date and subsequent progress of the public sector projects awarded to the operating subsidiary, which may adversely affect our operations and financial position, including, but not limited to, our revenue for a given year, resource allocation and our analysis of the forecasted amount and timing of cash inflows and outflows in relation to the operating subsidiary’s projects. Nevertheless, for the six months ended September 30, 2024, we did not experience any delay in the commencement and/or progress of public projects that had a material adverse impact on our business, financial condition or results of operations.

The operating subsidiary relies on third parties for essential equipment and supplies necessary to operate its business.

The operating subsidiary relies on third parties to lease equipment to it. We cannot assure that the favorable working relationships between the operating subsidiary and its suppliers will continue in the future. If the operating subsidiary loses its supply contracts and receive insufficient supplies from third parties to meet the clients’ needs, or if the operating subsidiary’s suppliers experience price increases or disruptions to their business, such as labor disputes, supply shortages, or distribution problems, our business could be materially and adversely affected.

The construction services industry is highly schedule-driven, and failing to meet the schedule requirements of the operating subsidiary’s contracts could adversely affect its reputation and expose it to financial liability.

In some instances, particularly with many of our fixed unit price contracts, the operating subsidiary commits to completing projects by specific dates. Failing to meet these contractual schedule or completion requirements may result in various adverse consequences. These may include liability for costs due to delays, such as contractually agreed-upon liquidated damages or a requirement to cover the clients’ actual costs arising from such delays. Furthermore, delays can lead to reduced profits or losses with respect to a project, damage to the operating subsidiary’s reputation, and could ultimately have a significant adverse impact on our financial position.

Failure to maintain safe work sites could result in significant losses, thereby potentially impacting our business and reputation materially.

Due to the proximity of the operating subsidiary’s employees and others to mechanized equipment, moving vehicles, and hazardous construction processes, the construction and maintenance sites pose potential workplace hazards. Therefore, safety is a primary focus of the operating subsidiary’s business, crucial to its reputation and operational performance. Many clients require the operating subsidiary to meet specific safety criteria to bid on contracts, and adherence to these criteria can impact the contract fees and profits. Unsafe conditions can also lead to increased employee turnover, raising project costs and overall operating expenses. Neglecting to implement or effectively enforce safety procedures could result in employee injuries, investigations, and potential litigation. Inadequate safety standards, despite the operating subsidiary’s safety programs, may further lead to reduced profitability or the loss of projects and clients.

There is no guarantee that the operating subsidiary’s safety measures and procedures implemented at the construction sites will prevent the occurrence of industrial accidents of all kinds, which, in turn, might lead to claims and liability in respect to employees’ compensation, personal injuries, fatal accidents, and/or property damages.

The operating subsidiary has implemented specific work safety measures and procedures for its staff and subcontractors’ staff. However, the operating subsidiary relies on its personnel to oversee the implementation of these safety measures, and it cannot guarantee that all measures are consistently followed at all times. Furthermore, we can provide no assurance that the operating subsidiary’s safety protocols are entirely sufficient to prevent all types of accidents. If the operating subsidiary’s safety measures and procedures prove inadequate or are not strictly adhered to, it may lead to an accident for which the operating subsidiary may be sued, irrespective of whether a general contractor may be responsible and/or have sufficient insurances to address. Consequently, this could result in liability for, and claims related to employees’ compensation, personal injuries, fatal accidents, and/or property damage against the operating subsidiary for which insurance carried by the operating subsidiary or a general contractor may be insufficient.

There is no guarantee that the operating subsidiary can maintain the qualifications, licenses, and registrations necessary for operating its construction business.

The operating subsidiary is obligated to uphold specific qualifications, licenses, and registrations to operate its construction business. Compliance with these requirements is mandated by the relevant government departments in Hong Kong. Moreover, the standards for compliance may change unexpectedly, without substantial prior notice. We cannot guarantee the operating subsidiary’s continuous maintenance or timely renewal of all necessary qualifications, licenses, and registrations.

Failure to adhere to these requirements could result in temporary suspension or revocation of the operating subsidiary’s qualifications, licenses, or registrations. Additionally, delays or refusals in renewing these credentials upon expiration could occur. Such outcomes could directly impact our ability to undertake relevant projects, potentially leading to significant adverse effects on the operating subsidiary’s business.

We rely heavily on our key executives, management team, and professional staff.

Our success and growth hinge on the knowledge, experience, and expertise of our management team. Given the diverse project scopes, which encompass project management, planning, detailed work programming, design, and technical submissions, it is crucial for us to retain skilled management and technical personnel with the necessary industry expertise. We have secured service agreements with each director and employment contracts with our senior management and technical staff. These agreements and contracts are terminable by either party.

The potential departure of a significant number of directors, senior management, or key personnel with essential expertise could adversely impact the operating subsidiary’s operations if suitable replacements cannot be promptly secured. There is no guarantee that we will successfully attract and retain qualified staff, or that existing team members will not resign in the future.

Our insurance coverage may be inadequate to protect us from potential losses.

For construction projects where the operating subsidiary serves as the structural steelwork contractor, we have acquired employee compensation insurance for our directors and full-time employees. As for the on-site contract workers, since the operating subsidiary’s clients are usually the general contractors of the construction projects, such clients are generally responsible for the purchase of (i) employees’ compensation insurance and (ii) contractors’ all risks insurance.

However, there is no guarantee that all potential losses and expenses arising from damages or liabilities related to our business can be fully reimbursed by our insurance coverage or that of the general contractors. If such insurance fails to cover such losses, damages, or liabilities entirely, the resulting payments that may be required to address these issues could materially adversely affect our business.

We may be subject to litigation, arbitration, or other legal proceeding risk.

We may face arbitration claims and lawsuits as part of our regular business activities. As of the date of this prospectus, the Company is not aware of any impending legal proceedings that, in the view of our management, are likely to significantly impact our business, financial condition, or operations. Legal actions brought against us could lead to settlements, judgments, injunctions, fines, penalties, or other outcomes that may be unfavorable. A substantial judgment, settlement, fine, or penalty could have a material impact on our operating results or cash flows for a specific period, depending on our financial performance during that period. Additionally, such outcomes could potentially cause significant reputational damage, adversely affecting our business prospects.

A prolonged outbreak of the COVID-19 pandemic or any other similar health crisis could significantly harm our business, operating results, and financial condition.

The pandemic triggered significant supply chain disruptions globally. For instance, prolonged lockdowns in major business hubs like Shanghai disrupted logistics severely, causing delays in the transport of goods. These disruptions, compounded by lockdowns in multiple countries, labor shortages, increased demand for goods, logistics network disruptions, and capacity constraints, resulted in higher freight costs and longer delivery times. Companies, including ours, reliant on construction materials faced challenges such as plant closures and supply shortages across the extended supply chain.

Furthermore, outbreaks of COVID-19 among construction site personnel could lead to labor shortages and temporary halts in construction operations, negatively impacting productivity and project timelines.

The potential resurgence of COVID-19 due to new variants, or any other similar health crisis, may pose a risk to our business. As of the date of this prospectus and for the six months ended September, 2024, the operating subsidiary has not been materially impacted by the COVID-19 pandemic or any other health crisis. However, future impacts on our operational results will depend largely on developments and information emerging about the duration and severity of any resurgence of COVID-19 or any similar health crisis, as well as governmental responses, which are beyond our control.

Given the global economic slowdown and market volatility exacerbated by the pandemic’s impact on the construction industry, we cannot guarantee that the operating subsidiary will sustain the growth rates experienced or projected. We remain vigilant, closely monitoring developments through 2024 and beyond.

Risks Related to This Offering and Our Ordinary Shares

As of the date of this prospectus, we have issued 13,000,000 ordinary shares that we have sold in private and public financings. Shareholders may experience significant dilution as a result of those financings and potential future financings that we may effect.

Purchasers of ordinary shares in this offering, as well as our existing shareholders, will experience significant dilution if we sell additional shares at prices significantly below the price at which they invested. In addition, we may issue additional ordinary shares or other equity securities exercisable for ordinary shares in connection with, among other things, future acquisitions of additional companies or assets, or under our equity incentive plans, in certain cases without shareholder approval. Our existing shareholders may experience significant dilution if we issue shares in the future at prices below the price at which previous shareholders invested.

Our issuance of additional ordinary shares or other ordinary share equivalents would have the following effects:

●	our existing shareholders’ proportionate ownership interest in us will decrease;

●	the relative voting strength of each previously outstanding ordinary share may be diminished; and

●	the market price of our ordinary shares may decline.

Future issuances or sales, or the potential for future issuances or sales, of our ordinary shares may cause the trading price of our ordinary shares to decline and could impair our ability to raise capital through subsequent equity offerings.

We have issued a significant number of ordinary shares and we may do so in the future. Shares to be issued in future equity offerings could cause the market price of our ordinary shares to decline and could have an adverse effect on our earnings per share if and when we become profitable. In addition, future sales of our ordinary shares or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our ordinary shares to decline, and could materially impair our ability to raise capital through the sale of additional securities.

The market price of our ordinary shares could decline due to sales, or the announcements of proposed sales, of a large number of ordinary shares in the market, including sales of ordinary shares by our large shareholders, or the perception that these sales could occur. These sales or the perception that these sales could occur could also depress the market price of our ordinary shares and impair our ability to raise capital through the sale of additional equity securities or make it more difficult or impossible for us to sell equity securities in the future at a time and price that we deem appropriate. We cannot predict the effect that future sales of ordinary shares or other equity-related securities would have on the market price of our ordinary shares.

Our Articles authorize our Board of Directors to, among other things, issue additional ordinary shares or securities convertible or exchangeable into ordinary shares, without shareholder approval. We may issue such additional ordinary shares or convertible securities to raise additional capital. The issuance of any additional ordinary shares or convertible securities could be substantially dilutive to our shareholders. Moreover, to the extent that we issue restricted share units, stock appreciation rights, options or warrants to purchase our ordinary shares in the future and those stock appreciation rights, options or warrants are exercised, or as the restricted share units settle, our shareholders may experience further dilution. Holders of our ordinary shares have no preemptive rights that entitle such holders to purchase their pro rata share of any offering of shares or equivalent securities and, therefore, such sales or offerings could result in increased dilution to our shareholders.

An active trading market for our ordinary shares may not be sustained.

Although our ordinary shares are listed on The Nasdaq Capital Market, the market for our ordinary shares has demonstrated varying levels of trading activity. Furthermore, the current level of trading may not be sustained in the future. The lack of an active market for our ordinary shares may impair investors’ ability to sell their shares at the time they wish to sell them or at a price that they consider reasonable, may reduce the fair market value of their shares and may impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to utilize our shares as consideration in any licensing or other collaboration transactions with third parties.

Our share price may be subject to substantial volatility, and shareholders may lose all or a substantial part of their investment.

Our ordinary shares currently trade on The Nasdaq Capital Market. There is limited public float, and trading volume historically has been low and sporadic. As a result, the market price for our ordinary shares may not necessarily be a reliable indicator of our fair market value. The price at which our ordinary shares trades may fluctuate as a result of a number of factors, including the number of shares available for sale in the market, quarterly variations in our operating results, actual or anticipated announcements of new releases by us or competitors, the gain or loss of sources of revenues, changes in the estimates of our operating performance, market conditions in our industry and the economy as a whole.

Because we do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never paid or declared any cash dividends on our ordinary shares. We currently intend to retain earnings, if any, to finance the growth and development of our business and we do not anticipate paying any cash dividends in the foreseeable future. As a result, only appreciation of the price of our ordinary shares will provide a return to our shareholders.

Nasdaq may delist our ordinary shares from its exchange which could limit your ability to make transactions in our securities and subject us to additional trading restrictions.

We are required to meet the continued listing requirements of Nasdaq, including those regarding minimum share price. In particular, we are required to maintain a minimum bid price for our listed ordinary shares of $1.00 per share.

A future decline in the closing price of our ordinary shares on Nasdaq could result in suspension or delisting procedures in respect of our ordinary shares. The commencement of suspension or delisting procedures by an exchange remains, at all times, at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted ordinary shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such ordinary shares. A suspension or delisting would likely decrease the attractiveness of our ordinary shares to investors and cause the trading volume of our ordinary shares to decline, which could result in a further decline in the market price of our ordinary shares.

Finally, if the volatility in the broader capital markets increases, that could have an adverse effect on the market price of our ordinary shares, regardless of our operating performance.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions, and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, all our directors and executive officers are nationals or residents of jurisdictions other than the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States, or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States in connection with this offering under the federal securities laws of the United States or of any state in the United States.

Cayman Islands

Enforceability

Harney Westwood & Riegels, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would: (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

We have been advised by Harney Westwood & Riegels, our counsel as to Cayman Islands law, that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Grand Court of the Cayman Islands will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the Foreign Court of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands will also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court of the Cayman Islands will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The courts of the Cayman Islands are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A court of the Cayman Islands may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive, notwithstanding that the Foreign Court has the power to set aside its own judgment and despite the fact that it may be subject to an appeal of the time-limit which has not yet expired. The Grand Court of the Cayman Islands may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

Substantially all of our assets are located outside the United States. In addition, all of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons.

Name	Position	Nationality	Residence
Mr. Kam Cheung Cheung	Executive Director	Chinese	Hong Kong

Mr. Ka Chun Gordon Li	General Manager	Chinese	Hong Kong

Mr. Hau Wai Tsang	Chief Financial Officer	Chinese	Hong Kong

Mr. Man Kit Chan	Independent Director	Chinese	Hong Kong

Mr. Hok Yu Law	Independent Director	Chinese	Hong Kong

Mr. Wai Yan Chan	Independent Director	Chinese	Hong Kong

Hong Kong

Our counsel as to the laws of Hong Kong, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder , provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

USE OF PROCEEDS

All of the Ordinary Shares offered by the Selling Shareholders pursuant to this prospectus will be sold by the Selling Shareholders for their respective accounts. We are not selling any securities under this prospectus. We will not receive any of the proceeds from these sales.

DIVIDEND POLICY

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business, and we do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects, other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

The declaration, amount, and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws regarding solvency. Our board of directors will take into account general economic and business conditions; our financial condition and results of operations; our available cash and current and anticipated cash needs; capital requirements; contractual, legal, tax, and regulatory restrictions; and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

Subject to the Companies Act and our Memorandum and Articles, our Company in a general meeting by ordinary resolution may declare dividends in any currency to be paid to the members but no dividend shall be declared in excess of the amount recommended by our board of directors. Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Subject to a solvency test, as prescribed in the Companies Act, and the provisions, if any, of our Memorandum and Articles, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

As we are a holding company with no substantial business operations, we will rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur, and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our subsidiaries. According to the BVI Business Companies Act, Revised Edition 2020 (as amended), a British Virgin Islands company may make dividends distribution to the extent that immediately after the distribution, the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due. According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

CORPORATE HISTORY AND STRUCTURE

Corporate History and Structure

OneC Development, our wholly-owned subsidiary and a company incorporated under the laws of the BVI in April 2021, is the sole shareholder of our principal subsidiaries, namely, OneC Engineering and OneC Services.

We were incorporated under the laws of Cayman Islands on June 14, 2024 with Rich Plenty being our sole shareholder. Rich Plenty transferred 100% of its share in OneC Development to us on June 28, 2024. As a result, we became the holding company of OneC Development and its subsidiaries. Since OneC Development and its subsidiaries (namely, OneC Engineering and OneC Services) have been under the common control of the same controlling shareholder, Rich Plenty, both before and after the reorganization, the consolidation of the OneC Group and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

On July 19, 2024, Rich Plenty sold an aggregate of 2,250,000 of our issued share capital to five investors, Premium Quest Enterprises Limited, Elite Ultima Investment Limited, Infinite Apex Group Limited, Treasure First Holdings Limited and Hongqin Zhao, for an aggregate consideration of $935,907.

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability and are the holding company of our BVI and Hong Kong subsidiaries. We have no material operations of our own. We conduct our operations primarily in Hong Kong through our operating subsidiary, OneC Engineering. OneC Engineering is principally engaged in both the public and private sector projects in Hong Kong as a structural steelwork contractor. Our public sector projects mainly involved infrastructure and public facilities as well as public residential developments. The project owners of our private sector projects were generally property developers and our clients were general contractors engaged under such projects. OneC Services does not operate any business activity but only handles the payroll matters for the staff of OneC Engineering.

On January 2, 2025, the Company closed its initial public offering of 1,750,000 Ordinary Shares at a public offering price of US$4.00 per Ordinary Share on the Nasdaq. As of the date of this prospectus, 13,000,000 Ordinary Shares were issued and outstanding, of which our Controlling Shareholder owns 69.23% of our issued share capital and our remaining share capital is held as to 3.08% by Premium Quest Enterprises Limited; as to 3.08% by Elite Ultima Investment Limited; as to 3.45% by Infinite Apex Group Limited; as to 3.85% by Treasure First Holdings Limited; as to 3.85% by Hongqin Zhao and as to 13.46% by public shareholders.

Upon completion of this offering, our Controlling Shareholder shall own 69.23% of our issued share capital and public shareholders shall own 30.77% of our issued share capital.

The following table sets forth the breakdown of equity ownership of the Company as of the date of this prospectus:

Shareholders	Number of Ordinary Shares Owned	Percentage of Ordinary Shares Owned
Rich Plenty Limited	9,000,000	69.23%
Other shareholders	2,250,000	17.31%
PUBLIC SHAREHOLDERS	1,750,000	13.46%

Our principal office is located at Room 6808A, 68th Floor, Central Plaza, 18 Harbor Road, Wanchai, Hong Kong. Our telephone number is +852 2123 8400. Our registered office in the Cayman Islands is located at the office of Harneys Fidycuary (Cayman) Limited, 4th Floor, Harbor Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, NY 10168.

Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

Name	Background		Ownership
OneConstruction Developments Limited	-	A BVI company	100% owned by ONEG
	-	Incorporated on April 20, 2021
	-	Issued 1 shares of US$1.00 each
	-	Intermediate holding company

OneC Engineering Co., Limited	-	A Hong Kong company	100% owned by
	-	Incorporated in June 2021	OneConstruction Developments
	-	Issued 100 ordinary shares	Limited
	-	Provision of construction works services

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans, and expectations that involve risks, uncertainties, and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We, through the operating subsidiary, are a structural steelwork contractor in Hong Kong, specializing in the procurement and installation of structural steel for construction projects in Hong Kong. Since our establishment in 2021, the operating subsidiary has been undertaking structural steelwork projects in the role of subcontractor and has conducted all of our business activities in Hong Kong, where all of our clients and suppliers are located.

Structural steelwork refers to the installation and formation of steel structures, typically serving as the backbone of commercial and residential buildings and infrastructure during the initial stage of a construction project. Essentially, structural steelwork involves columns and beams that are riveted, bolted or welded together. As a structural steelwork contractor, the operating subsidiary will supply, cut, bend, weld and assemble structural steel frames, trusses and other components into structures in accordance with the specifications provided in the building plans and designs provided by the general contractors that engage it. Typically, the operating subsidiary’s major responsibilities in a construction project include (i) performing site preparatory and preliminary works; (ii) developing detailed work schedules and work allocation plans; (iii) implementing construction site works; and (iv) conducting site safety supervision and quality control.

As a subcontractor, the direct clients of the operating subsidiary are mostly the registered general building contractors under the BO of various types of building and infrastructure projects in Hong Kong. The operating subsidiary principally provides structural steelwork services as a subcontractor for both (i) public sector projects, including infrastructure, public facilities and public residential developments, and (ii) private sector projects, which are mostly private commercial, residential and industrial developments. Public sector projects refer to projects in which the general contractors are employed by a public authority, while private sector projects refer to projects that are not public sector projects. For the six months ended September 30, 2023 and 2024, the majority of our revenue was derived from public sector projects.

During the six months ended September 30, 2024 our operating subsidiary completed 18 projects, and we recorded revenue of $28,736,000. As of September 30, 2024, we had 12 active and ongoing construction projects, which are expected to be completed between 2025 and 2026. The operating subsidiary mainly focuses on the role of project management and carries out the site work by recruiting and supervising contract workers for most projects and will often subcontract part of the work to third-party subcontractors if the project work exceeds the capacity of the operating subsidiary. In such instances, subcontractors are selected based on their quality of services, qualifications, skills and techniques, prevailing market price, delivery time, reputation and availability of resources to accommodate the operating subsidiary’s requirements. For the six months ended September 30, 2024, the percentage of our total purchases from our largest subcontractor amounted to approximately 22% of our total purchases, while the percentage of our purchases from all of our subcontractors combined amounted to approximately 23% of our total purchases.

Our Corporate History and Group Structure

OneC Development, our wholly-owned subsidiary and a company incorporated under the laws of BVI in April 2021, is the sole shareholder of our principal subsidiaries, namely, OneC Engineering and OneC Services.

We were incorporated under the laws of Cayman Islands on June 14, 2024 with Rich Plenty being our sole shareholder. Rich Plenty transferred 100% of its share in OneC Development to us on June 28, 2024. As a result, we became the holding company of OneC Development and its subsidiaries. Since OneC Development and its subsidiaries (namely, OneC Engineering and OneC Services) have been under the common control of the same controlling shareholder, Rich Plenty, both before and after the Reorganization, the consolidation of the OneC Group and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

On July 19, 2024, Rich Plenty sold an aggregate of 2,250,000 of our issued shares to five investors, Premium Quest Enterprises Limited, Elite Ultima Investment Limited, Infinite Apex Group Limited, Treasure First Holdings Limited and Hongqin Zhao, for an aggregate consideration of $935,907. As of the date of this prospectus, our Controlling Shareholder owns 69.23% of our issued share capital and our remaining share capital is held as to 3.08% by Premium Quest Enterprises Limited; as to 3.08% by Elite Ultima Investment Limited; as to 3.45% by Infinite Apex Group Limited; as to 3.85% by Treasure First Holdings Limited; as to 3.85% by Hongqin Zhao and as to 13.46% by public shareholders. After the resale of our shares by our shareholders under this offering, our Controlling Shareholder will own 69.23% of our issued share capital and our remaining 30.77% issued share capital will be held by public shareholders

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability and are the holding company of our BVI and Hong Kong subsidiaries. We have no material operations of our own. We conduct our operations primarily in Hong Kong through our operating subsidiary, OneC Engineering. OneC Engineering is principally engaged in both the public and private sector projects in Hong Kong as a structural steelwork contractor. Our public sector projects mainly involved infrastructure and public facilities as well as public residential developments. The project owners of our private sector projects were generally property developers and our clients were general contractors engaged under such projects. OneC Services does not operate any business activity but only handles the payroll matters for the staff of OneC Engineering.

As of the date of this prospectus, our corporate structure is as follows:

Ms. He Yun
100%
Rich Plenty Limited (BVI)
Treasure First Holdings Limited (BVI)
Premium Quest Enterprises Limited (BVI)
Infinite Apex Group Limited (BVI)
Elite Ultima Investment Limited (BVI)
Zhao Hongqin
Public Shareholders
69.23%
3.85%
3.08%
3.45%
3.08%
3.85%
13.46%
OneC Group (Cayman Islands)
100%
OneC Development (BVI)
100%
OneC Engineering (Hong Kong)
OneC Services (Hong Kong)

Our corporate structure after the sale of our shares by the Selling Shareholders is as follows:

Ms. He Yun
100%
Rich Plenty Limited
(BVI)
Public
Shareholders
69.23%
30.77%
100%
OneC Group
(Cayman Islands)
100%
OneC Development
(BVI)
100%
OneC Engineering
(Hong Kong)
OneC Services
(Hong Kong)

Results of Operations

Comparison of Six Months Ended September 30, 2024 and 2023

The following table sets forth key components of our results of operations for the six months ended September 30, 2024 and 2023:

	For the Six Months Ended September 30,
($’000)	2024	2023	Variance	%
Revenue	$28,736	$31,296	$(2,560)	(8.2)%
Cost of revenue	(26,348)	(29,221)	2,873	(9.8)%
Gross profit	2,388	2,075	313	15.1%
Other income	7	4	3	75.0%
(Allowance) / reversal of allowance for expected credit loss on accounts receivable	(124)	389	(513)	(131.9)%
Administration expenses	(857)	(421)	(436)	103.6%
Profit from operations	1,414	2,047	(633)	(30.9)%
Finance costs	(245)	(148)	(97)	65.5%
Profit before taxation	1,169	1,899	(730)	(38.4)%
Income tax credit/(expenses)	73	(292)	365	(125.0)%
Profit attributable to shareholders	$1,242	$1,607	$(365)	(22.7)%
Other comprehensive income
Exchange differences on translation of foreign operations	53	23	30	130.4%
Total comprehensive income attributable to shareholders	$1,295	$1,630	$(335)	(20.6)%

Revenue

The majority of our revenue was derived from installing structural steelwork for construction projects in Hong Kong. The following table sets forth the breakdown of our revenue by sectors for the six months ended September 30, 2024 and 2023, respectively:

	For the Six Months Ended September 30				Variance
($’000)	2024	%	2023	%	Amount	%
Public sector
– Infrastructure and public facilities	$-	-	$10,038	32.1%	$(10,038)	(100.0)%
– Residential	23,467	81.7%	11,939	38.1%	11,528	96.6%
	23,467	81.7%	21,977	70.2%	1,490	6.8%
Private sector
– Commercial/industrial	5,262	18.3%	9,146	29.2%	(3,884)	(42.5)%
– Residential	7	-	173	0.6%	(166)	(96.0)%
	5,269	18.3%	9,319	29.8%	(4,050)	(43.5)%
Total	$28,736	100.0%	$31,296	100.0%	$(2,560)	(8.2)%

Public Sector

Revenue derived from the public sector for the six months ended September 30, 2024 was $23.5 million, representing an increase of $1.5 million or 6.8% from $22 million for the six months ended September 30, 2023. The increase in revenue was attributable to the combined impact of (i) an increase in revenue recognized from the construction work for residential projects during the six months ended September 30, 2024 due to the commencement of a number of residential projects from the Hong Kong Housing Authority during the period; and (ii) a decrease in revenue recognized from the infrastructure and public facilities projects as we had not undertaken any projects during the period.

Private sector

Revenue derived from the private sector for the six months ended September 30, 2024 was $5.3 million, representing a decrease of $4.0 million or 43.5% from $9.3 million for the six months ended September 30, 2023. The decrease in revenue from the private sector was attributable to slow development in commercial property market during 2024 in Hong Kong.

Cost of revenue

The following table set forth the breakdown of our cost of revenue by sector for the six months ended September 30, 2024 and 2023, respectively:

	For the Six Months Ended September 30				Variance
($’000)	2024	%	2023	%	Amount	%
Public sector
– Infrastructure and public facilities	$-	-	$9,270	31.7%	$(9,270)	(100.0)%
– Residential	20,905	79.3%	11,397	39.0%	9,508	83.4%
	20,905	79.3%	20,667	70.7%	238	1.2%
Private sector
– Commercial/industrial	5,443	20.7%	8,381	28.7%	(2,938)	(35.1)%
– Residential	-	-	173	0.6%	(173)	(100.0)%
	5,443	20.7%	8,554	29.3%	(3,111)	(36.4)%
Total	$26,348	100.0%	$29,221	100.0%	$(2,873)	(9.8)%

The total cost of revenue was $26.3 million for the six months ended September 30, 2024, representing a decrease of $2.9 million, or 9.8%, from $29.2 million in 2023. The decrease in cost of revenue was in line with the decrease in revenue.

The following table set forth the breakdown of our cost of revenue by sector for the six months ended September 30 2024 and 2023, respectively:

	For the Six Months Ended September 30				Variance
($’000)	2024	%	2023	%	Amount	%
Materials	$4,578	17.4%	$7,631	26.1%	$(3,053)	(40.0)%
Subcontracting of construction site work	1,499	5.7%	6,342	21.7%	(4,843)	(76.4)%
Machinery leasing	564	2.1%	2,247	7.7%	(1,683)	(74.9)%
Direct labor costs	19,640	74.5%	12,867	44.0%	6,773	52.6%
Consumables and sundry expenses	67	0.3%	134	0.5%	(67)	(50)%
Total	$26,348	100.0%	$29,221	100.0%	$(2,873)	(9.8)%

Our cost of revenue during the six months ended September 30, 2024 and 2023 comprised:

Materials

It represents costs for procuring materials (mainly steel) required for performing our structural steelwork. Since most of the construction projects were close to their mid/final stages of the construction cycle for the six months ended September 30, 2024, less materials were needed, therefore, our cost of material decreased by 40.0% from $7.6 million for the six months ended September 30, 2023 to $4.6 million for the six months ended September 30, 2024.

Subcontracting of construction site work

It represents the costs for engaging subcontractors to conduct construction site work and structural steel fabrication work. For subcontractors of construction site work, the scope of services is determined according to the operating subsidiary’s clients’ specifications and requirements. The construction site work undertaken by subcontractors mainly includes installation, touch-up painting and fire protection work for our fabricated structural steel. As we employed more contract workers instead of engaging subcontractors to perform the structural steelwork during the six months ended September 30, 2024, our subcontracting cost decreased by 76.4% from $6.3 million for the six months ended September 30, 2023 to $1.5 million for the six months ended September 30, 2024.

Machinery leasing

It represents costs in relation to the hiring of machinery necessary to conduct our construction works, such as machinery for bending and cutting the structural steel bars, cranes and lifting machines. Since most of our projects during the six months ended September 30, 2024 were close to their final stages, less machinery was required to cut and bend or to move the structural steel bars in the construction site, and our machinery leasing cost decreased from $2.2 million for the six months ended September 30, 2023 to $0.6 million for the six months ended September 30, 2024.

Direct labor costs

It represents the salaries and benefits provided to our staff and contract workers who are directly involved in carrying out structural steelwork. Since (i) most of our projects during the six months ended September 30, 2024 were in their mid/final stage (where manpower was needed most to perform labor intensive work such as welding and assembly of structural steel for installation into the building structures); and (ii) we employed more contract workers to perform the structural steelwork instead of subcontracted to third parties for better quality, direct labor costs increased from $12.9 million for the six months ended September 30, 2023 to $19.6 million for the six months ended September 30, 2024.

Consumable and sundry expenses

It represents various consumables and miscellaneous expenses relevant to the provision of our works, such as utility expenses, repair and maintenance and sundry expenses.

Gross profit and gross profit margin

The following table sets forth the breakdown of our gross profit and gross profit margin for the six months ended September 30 2024 and 2023, respectively:

	For the Six Months Ended September 30,				Variance
		Gross		Gross		Gross
		profit		profit		profit
($’000)	2024	margin	2023	margin	Amount	margin
Public sector
– Infrastructure and public facilities	$-	-	$768	7.7%	$(768)	(7.7)%
– Residential	2,562	10.9%	542	4.5%	2,020	6.4%
	2,562	10.9%	1,310	6.0%	1,252	5.0%
Private sector
– Commercial/industrial	(181)	(3.4)%	765	8.4%	(946)	(11.8)%
– Residential	7	100%	-	-	7	100%
	(174)	(3.3)%	765	8.2%	(939)	(11.5)%
Total	$2,388	8.3%	$2,075	6.6%	$313	1.7%

Total gross profit and gross profit margin were $2.4 million and 8.3% for the six months ended September 30, 2024, an increase of $0.3 million and 1.7% from $2.1 million and 6.6% in 2023 respectively. The increase in gross profit and gross profit margin was attributable to the award of construction projects in the public sector with higher profit margin. In addition, as our private sector construction projects were in their completion stages during the six months September 30, 2024 and we were typically required to perform certain touch-up work prior to finalization (during which no additional revenue could be recognized), therefore we recorded negative gross profit margin for this period.

Administration expenses

The following table sets forth the breakdown of our administrative expenses for the six months ended September 30. 2024 and 2023 respectively:

	For the Six Months Ended September 30,				Variance
($’000)	2024	%	2023	%	Amount	%
Staff costs (including directors remunerations)	$431	50.3%	$359	85.3%	$72	20.1%
Lease expenses	18	2.1%	25	5.9%	(7)	(28.0)%
Office expenses	11	1.3%	7	1.7%	4	57.1%
Legal and professional fees	346	40.4%	17	4.0%	329	1,935.3%
Insurance expenses	2	0.2%	-	0.0%	2	100.0%
Depreciation	2	0.2%	1	0.2%	1	100.0%
Others	47	5.5%	12	2.9%	35	291.7%
Total	$857	100%	$421	100%	$436	103.6%

Our administrative expenses comprised of:

Staff costs

It represents the fees, salaries, discretionary bonuses, other welfare and allowances and contributions to the retirement benefit scheme provided to our directors and staff.

Lease expenses

It represents the lease expenses for our office premises.

Office expenses

It represents the expenses incurred for our office premises.

Legal and professional fees

It mainly represents the service fees incurred for audit and accounting services and legal advisory services. As we conducted our initial public offering during the six months ended September 30, 2024, the related audit fee incurred, which resulted in an increase in the legal and professional fees from $17,000 for the six months ended September 30, 2023 to $346,000 for the six months ended September 30, 2024.

Insurance

It represents the insurance premium for insurance policies maintained by a subsidiary of ours.

Depreciation

It represents the depreciation charged for our furniture, fixtures and office equipment.

Others

It represents other administrative expenses, such as bank charges, traveling expenses and sundry expenses.

Our administrative expenses were $857,000 for the six months ended September 30,2024, representing an increase of $436,000, or 103.6%, from $421,000 in the six months ended September 30, 2023. As a percentage of revenues, administrative expenses maintained at a level of about 3% or less of our revenue during the six months ended September 30, 2024 and 2023, respectively. We expect our administrative expenses, including, but not limited to, staff costs, to increase in the foreseeable future as our business further grows. We expect our lease expenses to remain consistent, unless we need to further expand our office due to the lack of office space. We expect our legal and professional fees for legal, audit, and advisory services will increase as we will incur more audit, legal and advisory fees after we have become a public company.

Finance costs

Our interest expense was $245,000 for the six months ended September 30, 2024, as compared to $148,000 in the six months ended September 30, 2023, an increase of $97,000, or 65.5%. The increase was primarily due to the interest expenses of $80,000 incurred from our new bank borrowing made in October 2023.

Allowance for expected credit loss on accounts receivable

Based on our assessment, we recorded an impairment loss for allowance of expected credit loss on accounts receivables of $124,000 for the six months ended September 30, 2024 and a reversal of allowance of expected credit loss on accounts receivable of $389,000 for the six months ended September 30, 2023.

Profit before taxation

Our profit before taxation was $1,169,000 for the six months ended September 30, 2024, a decrease of $730,000, or 38%, from $1,899,000 for the six months ended September 30, 2023. The decrease was primarily attributable to the combined impact of an increase in gross profit, an increase in allowance for expected credit on accounts receivables and administrative expenses, as discussed above.

Income tax expenses

We are a company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain.

OneC Engineering is subject to a two-tiered profits tax rate for taxable income within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (equivalent to approximately $255,000) and 16.5% on any part of assessable profits over HK$2,000,000 (equivalent to approximately $255,000). For the six months ended September 30, 2024, OneC Engineering had assessable profits arising in Hong Kong and provision of current tax of $Nil (2023: $228,000) was made. Additionally, the respective impact of unused tax loss in Hong Kong and temporary differences between the carrying amount of assets and liabilities of a credit of $53,000 and $20,000 (2023: Nil and charge of $64,000) respectively for the six months ended September 30, 2024.

Profit attributable to shareholders

As a result of the foregoing, we reported a net profit attributable to shareholders of $1,242,000 for the six months ended September 30, 2024, as compared to a net profit of $1,607,000 for the six months ended September 30, 2023, a decrease of $365,000 or 22.7%.

Other comprehensive income

Foreign currency translation adjustment amounted to $53,000 and $23,000 for the six months ended September 30, 2024 and 2023, respectively. The balance sheet amounts, with the exception of equity, on September 30, 2024 were translated at the rate of HK$7.719 per $1, as compared to HK$7.7755 per $1 on September 30, 2023. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the six months ended September 30, 2024 and 2023 were at the rate of HK$7.82 per $1 and HK$7.8384 and $1, respectively. The change in the value of the HK$ relative to the U.S. dollar may affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations and bank borrowings and loans from a shareholder. We plan to support our future operations primarily from cash generated from our operations and our proceeds from initial public offering in December 2024. Save for the cost, expenses and fees incurred by us connection with the registration of the securities under this offering, the sale of our shares by the Selling Shareholders under this offering will not have an impact on our liquidity and capital resources.

As reflected in our unaudited consolidated financial statements, we had a net profit of $1,242,000 for the six months ended September 30, 2024, as compared to a net profit of $1,607,000 for the six months ended September 30, 2023. As of September 30, 2024, we had cash of $440,000.

We had net assets of $6,924,000 and $5,629,000 as of September 30, 2024 and September 30, 2023, respectively. Our working capital requirements are influenced by the size of our operations, the volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing for collecting accounts receivable, and repayment of accounts payable.

As of 30 September, 2024, we had (i) an outstanding bank borrowing balance of $1,943,000, which is payable within one year and bears annual interest rate of 1.7% to 1.8% (depending on the drawdown purpose) above Hong Kong Interbank Offered Rate (“HIBOR”, which was between 3.6% to 5.63% during the period from the date of loan agreement on October 26, 2023 to September 30, 2024), and (ii) a loan of $22,765,000 due to a shareholder which was unsecured, bearing interest at HIBOR subject to a cap of 1.5% per annum and repayable on June 30, 2026.

We believe that our current cash and cash flows provided by operating activities, bank borrowings, and the net proceeds from our initial public offering closed in January 2025 will be sufficient to meet our working capital needs in the next 12 months from the date the audited consolidated financial statements are issued. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing that involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

The following table sets forth a summary of our cash flows for the six months ended September 30, 2024 and 2023:

	For the Six Months Ended
	September 30,
($’000)	2024	2023
Net cash flow (used in)/generated from operating activities	$(2,393)	$1,105
Net cash flow generated from/(used in) investing activities	2	(3)
Net cash flow generated from financing activities	1,214	4,920
Net (decrease) increase in cash and cash equivalents	$(1,177)	$6,022
Cash and cash equivalents at the beginning of the period	1,613	1,258
Effect of foreign exchange rate	4	65
Cash and cash equivalents at the end of the period	$440	$7,345

Operating Activities

Net cash used in operating activities amounted to $2,393,000 for the six months ended September 30, 2024, mainly derived from (i) net profit of before taxation of $1,169,000 for the six months ended September 30, 2024; (ii) various non-cash items of $367,000, such as finance costs, allowance for expected credit loss on accounts receivable, and depreciation of property and equipment; (iii) a decrease in accounts receivables of $1,728,000 (iv) an increase in deposits, prepayments and other receivables and contract assets of $4,443,000; which were offset by an increase in accounts payable of $1,623,000; and (ii) a decrease in accrual and other payables and contract liabilities of $3,044,000.

Net cash generated from operating activities amounted to $1,105,000 for the six months ended September 30, 2023, mainly derived from (i) net profit of before taxation of $1,899,000 for the six months ended September 30, 2023; (ii) various non-cash items of $241,000, such as finance costs, reversal of allowance for expected credit loss on accounts receivable, and depreciation of property and equipment; (iii) an increase in accounts receivable and contract assets of $6,254,000; and (iv) a decrease in deposits, prepayment and other receivables of $3,968,000; which were offset by (i) an increase in accounts payable, accruals and other payables of $3,879,000; and (ii) a decrease in contract liabilities of $1,064,000.

Investing Activities

Net cash generated from investing activities amounted to $2,000 for the six months ended September 30, 2024, representing the purchases of property and equipment and bank interest received during the period.

Net cash used in investing activities amounted to $3,000 for the six months ended September 30, 2023, representing the purchases of property and equipment and bank interest received during the period.

Financing Activities

Net cash generated from financing activities amounted to $1,214,000 for the six months ended September 30, 2024, which included (i) the repayment of bank borrowings of $384,000; (ii) advance from a shareholder of $309,000; and (iii) advance from third parties of $1,630 ,000; and (iv) payment of deferring offering cost of $341,000 during the period.

Net cash generated from financing activities amounted to $4,920,000 for the six months ended September 30, 2023, which included the net proceeds from a loan due to a related company of $4,920,000 during the period.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies,” we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

The following table summarizes our contractual obligations as of September 30, 2024:

	Payments due by period
($’000)		Less than	1 – 3	3 – 5	More than
Contractual obligations	Total	1 year	years	years	5 years
Bank borrowings*	$1,943	$1,943	$—	$—	$—
Other borrowings	1,651	1,651
	$3,594	$3,594	$—	$—	$—

*	As of September 30, 2024, our contractual obligation to repay outstanding bank and other borrowings totaled $3,594,000.

Capital Expenditures

For the six months ended September 30, 2024, we purchased $2,000 of property and equipment, mainly for use in our operations. For the six months ended September 30, 2023, we purchased $4,000 of property and equipment, mainly for use in our operations.

Subsequent to September 30, 2024 and as of the date of this prospectus, we entered into two sales and purchase agreements to acquire machineries of $694,000 for operational use. Save as the aforesaid, we do not have any other material commitments to capital expenditures as of September 30, 2024 nor as of the date of this prospectus.

Inflation

Inflation rates have been volatile in recent years. Inflation could cause a rise in the wages, materials and other expenses, which will in turn increase the cost of our structural steelwork. We cannot assure you that the volatility in inflation rates will not continue in the future and/or we will be able to transfer any increase in the cost of our structural steelwork resulting from inflation to our customers in a timely manner or at all. If we are unable to transfer the increase in the cost of our structural steelwork to our customers in a timely manner or at all, our profitability and profit margins may be adversely affected. In order to adapt, we would endeavor to take a conservative approach to cost budgeting, including, but not limited to, withholding distribution of staff bonuses, reconsidering staffing needs and applying greater pressure on the pricing negotiations with our suppliers.

Seasonality

The nature of our business does not appear to be affected by seasonal variations, given structural steelwork projects are taken place year-round in Hong Kong.

Critical Accounting Policies and Critical Accounting Judgments and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. These accounting principles require us to make judgments, estimates and assumptions on the reported amounts of assets and liabilities at the end of each reporting period, and the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

Critical accounting policies

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, including revenue recognition, accounts receivable, contract assets, contract liabilities and income taxes, of which the details are set out in our consolidated financial statements.

Recently Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies.”

Critical accounting estimates

You should also consider the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Allowance for expected credit loss on accounts receivable

We determine the adequacy of allowances for expected credit loss on accounts receivable based on individual account analysis and historical collection trends. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance for expected credit loss is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for expected credit loss after management has determined that the likelihood of collection is not probable.

As of September 30, 2024 and 2023, we recorded allowance for expected credit loss of $344,000 and $1,893,000, respectively on our consolidated balance sheets. We recorded an allowance for expected credit loss on accounts receivable of $124,000 and a reversal of allowance for expected credit loss on accounts receivable of $389,000 on our consolidated statements of operations and comprehensive income for the six months ended September 30, 2024 and 2023, respectively.

Revenue Recognition

We adopted the revenue standard Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers.

We recognize revenue based on our effort or inputs to the satisfaction of a performance obligation over time as work progresses because of the continuous transfer of control to the customer and our right to bill the customer as costs are incurred.

We use the ratio of actual costs incurred to total estimated costs since costs incurred (an input method) represent a reasonable measure of progress towards the satisfaction of a performance in order to estimate the portion of revenue earned. This method faithfully depicts the transfer of value to the customer when we are satisfying a performance obligation that entails a number of interrelated tasks or activities for a combined output that requires us to coordinate the work of employees and subcontractors. Contract costs typically include direct labor, subcontract and consultant costs, materials and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. Changes in estimates can routinely occur over the contract term for a variety of reasons including changes in scope, unanticipated costs, delays or favorable or unfavorable progress compared to original expectations. When the outcome of the contract cannot be reasonably measured, revenue is recognized only to the extent of contract costs incurred that are expected to be recovered. In situations where the estimated costs to perform exceed the consideration to be received, we accrue the entire estimated loss during the period the loss becomes known.

OneC Engineering’s contracts may contain variable considerations in the form of unpriced or pending change orders or claims that either increase or decrease the contract price. Variable consideration is generally estimated using the expected value method but may, from time to time, be estimated using the most likely amount method, depending on the circumstance. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur or when the uncertainty associated with the variable consideration is resolved. Estimates of variable consideration are based on historical experience and known trends.

SELLING SHAREHOLDERS

The Selling Shareholders may from time to time offer and sell any or all of the Ordinary Shares pursuant to this prospectus. However, we cannot advise you as to whether the Selling Shareholders will, in fact, sell any or all of such Ordinary Shares. In addition, the Selling Shareholders identified below may have sold, transferred or otherwise disposed of some or all of their Ordinary Shares since the date on which the information in the following table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act. See the section titled “Plan of Distribution.”

This prospectus relates to the possible resale by the Selling Shareholders of up to 2,250,000 Ordinary Shares. The Selling Shareholders may offer and sell, from time to time, any or all of the Ordinary Shares being offered for resale by this prospectus. When we refer to “Selling Shareholders” in this prospectus, we refer to the persons listed in the tables below, and the pledgees, donees, transferees, assignees, successors, and others who later come to hold any of the Selling Shareholders’ interest in our securities after the date of this prospectus.

None of the Selling Shareholders has had any position, office or other material relationship within the past three years with the Company or any of the Company’s predecessors or affiliates other than as a holder of the Ordinary Shares. None of the Selling Shareholders is a broker dealer or an affiliate of a broker dealer. None of the Selling Shareholders has an agreement or understanding to distribute any of the Ordinary Shares being registered. Unless otherwise indicated, the address for each of Premium Quest Enterprises Limited, Elite Ultima Investment Limited, Infinite Apex Group Limited, Treasure First Holdings Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, BVI and the address of Hongqin Zhao is Room 1215, 12/F., 12 Harcourt Road, Hong Kong.

The Ordinary Shares were acquired by the Selling Shareholders on July 19, 2024 pursuant to a sale by our Controlling Shareholder, RICH PLENTY LIMITED of 2,250,000 Ordinary Shares each of the Selling Shareholders at a total consideration of US$935,907. As of the date of this prospectus, the Selling Shareholders beneficially owns 2,250,000 Ordinary Shares, of which 400,000 Ordinary Shares are owned by Premium Quest Enterprises Limited, 400,000 Ordinary Shares are owned by Elite Ultima Investment Limited; 450,000 Ordinary Shares are owned by Infinite Apex Group Limited; 500,000 Ordinary Shares are owned by Treasure First Holdings Limited; 500,000 Ordinary Shares are owned by Hongqin Zhao.

The table below provides, as of the date of this prospectus, information regarding the beneficial ownership of the Ordinary Shares of the Selling Shareholders, the number of Ordinary Shares that may be sold by the Selling Shareholders under this prospectus and that the Selling Shareholders will beneficially own after this offering. We have based percentage ownership on 13,000,000 Ordinary Shares outstanding as of the date of this prospectus.

The Ordinary Shares being registered for resale in connection with this offering will constitute a considerable percentage of our “public float” (defined as the number of our outstanding Ordinary Shares held by non-affiliates). The Selling Shareholders named herein beneficially owns 2,250,000 Ordinary Shares which is equal to approximately 17.31% of our outstanding Ordinary Shares, as of the date of the prospectus. The Selling Shareholders will be able to sell its Ordinary Shares for so long as the registration statement of which this prospectus forms a part is available for use.

Because the Selling Shareholders may dispose of all, none or some portion of his Ordinary Shares, we cannot advise you as to whether the Selling Shareholders will in fact sell any or all of such Ordinary Shares. No estimate can be given as to the number of securities that will be beneficially owned by the Selling Shareholders upon termination of this offering. For purposes of the table below, however, we have assumed that after termination of this offering none of the Ordinary Shares covered by this prospectus will be beneficially owned by the Selling Shareholders and further assumed that the Selling Shareholders will not acquire beneficial ownership of any additional securities during the offering. In addition, the Selling Shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, our securities in transactions exempt from the registration requirements of the Securities Act after the date on which the information in the table is presented.

	Ordinary Shares
Name	Number Beneficially Owned Prior to Offering	Number Registered for Sale Hereby	Number Beneficially Owned After Offering	Percent Owned After Offering
Premium Quest Enterprises Limited	400,000	400,000	0	0
Elite Ultima Investment Limited	400,000	400,000	0	0
Infinite Apex Group Limited	450,000	450,000	0	0
Treasure First Holdings Limited	500,000	500,000	0	0
Hongqin Zhao	500,000	500,000	0	0
Total	2,250,000	2,250,000	0	0

(1)	Premium Quest Enterprises Limited is a BVI company, of which Ms. Ya Wang is the sole owner. Ms. Wang has the voting, dispositive or investment powers over such Ordinary Shares.

(2)	Elite Ultima Investment Limited is a BVI company, of which Mr. Xiaodong He is the sole owner. Mr. He has the voting, dispositive or investment powers over such Ordinary Shares.

(3)	Infinite Apex Group Limited is a BVI company, of which Mr. Jianwen Shi is the sole owner. Mr. Shi has the voting, dispositive or investment powers over such Ordinary Shares.

(4)	Treasure First Holdings Limited is a BVI company, of which Mr. Gonghua Xian is the sole owner. Mr. Xian has the voting, dispositive or investment powers over such Ordinary Shares.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

PLAN OF DISTRIBUTION

The Ordinary Shares offered by this prospectus are being offered by the Selling Shareholders. We are not selling any securities under this prospectus. We will not receive any of the proceeds from the sale by the Selling Shareholders of the shares of Ordinary Shares, although we would receive the proceeds from any cash exercise of such warrants. We will bear all fees and expenses incident to our obligation to register the Ordinary Shares.

The Selling Shareholders may sell all or a portion of the Ordinary Shares held by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the Ordinary Shares are sold through underwriters or broker-dealers, the Selling Shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The Ordinary Shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	broker-dealers may agree with a selling security holder to sell a specified number of such shares at a stipulated price per share; and

●	a combination of any such methods of sale.

The Selling Shareholders may, from time to time, pledge or grant a security interest in some or all of the Ordinary Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Ordinary Shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this prospectus. The Selling Shareholders also may transfer the securities in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our Ordinary Shares or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Ordinary Shares in the course of hedging the positions they assume. The Selling Shareholders may also sell our Ordinary Shares short and deliver these securities to close out it short positions, or loan or pledge the Ordinary Shares to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the Selling Shareholders from the sale of the Ordinary Shares offered by them will be the purchase price of the Ordinary Shares less discounts or commissions, if any. The Selling Shareholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Ordinary Shares to be made directly or through agents. We will not receive any of the proceeds from this offering. Broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchase of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440, and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440. The Selling Shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved, and in no case will the maximum compensation received by any broker-dealer exceed seven percent (7%). The Selling Shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 or any other exemption from registration under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The Selling Shareholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Any underwriters, agents, or broker-dealers, and any Selling Shareholders who are affiliates of broker-dealers, that participate in the sale of the Ordinary Shares or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling Shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. Each Selling Shareholders has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

We agreed to use commercially reasonable efforts to keep the registration statement of which this prospectus forms a part effective until the earlier of (i) the date on which the securities may be resold by the Selling Shareholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for our Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with. Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Ordinary Shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Ordinary Shares by the Selling Shareholders or any other person. We will make copies of this prospectus available to the Selling Shareholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

To the extent required, the shares of our Ordinary Shares to be sold, the name of the Selling Shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the Ordinary Shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Ordinary Shares may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We are required to pay certain fees and expenses incurred by us incident to the registration of the securities. We have agreed to indemnify the Selling Shareholders against certain losses, claims, damages, and liabilities, including liabilities under the Securities Act.

The Selling Shareholders will pay any underwriting discounts and commissions and expenses incurred by the Selling Shareholders for brokerage, accounting, tax, or legal services or any other expenses incurred by the Selling Shareholders in disposing of the Ordinary Shares. We will bear all other costs, fees, and expenses in effecting the registration of the securities covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our independent registered public accountants.

DESCRIPTION OF SHARE CAPITAL

We are an exempted company incorporated with limited liability in the Cayman Islands and our corporate affairs are governed by our Memorandum and Articles, the Companies Act and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$50,000 divided into 500,000,000 Ordinary Shares, par value US$0.0001 each. On December 31, 2024, the Company closed its initial public offering of 1,750,000 Ordinary Shares at a public offering price of US$4.00 per Ordinary Share.

As of the date of this prospectus, 13,000,000 Ordinary Shares were issued and outstanding.

Ordinary Shares

General

Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend shall exceed the amount recommended by our directors. Our Memorandum and Articles provide that the directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the directors, be applicable for meeting contingencies or for equalizing dividends or for any other purpose to which those funds may be properly applied. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or the credit standing in our Company’s share premium account or as otherwise permitted by the Companies Act, provided that in no circumstances may a dividend be paid if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid.

Voting Rights

Subject to any rights and restrictions attached to any shares, on a show of hands, every shareholder present in person and every person representing a shareholder by proxy shall, at a general meeting of the Company, each have one vote, and on a poll, every shareholder and every person representing a shareholder by proxy shall have one vote for each ordinary share of which he or the person represented by proxy is the holder. At any general meeting, a resolution put to the vote of the meeting shall be decided by a poll.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our Memorandum and Articles. Holders of the Ordinary Shares may, among other things, divide or combine their shares by ordinary resolution.

Transfer of Ordinary Shares

Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Procedures on liquidation

On the winding up of our Company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our Company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may, from time to time, make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time or times of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the Companies Act, our Articles of Association, and, where applicable, the Nasdaq listing rules or any other law or so far as not prohibited by any law and subject to any rights conferred on the holders of any class of Shares, any power of our Company to purchase or otherwise acquire all or any of its own Shares (which expression as used in this Article includes redeemable Shares) be exercisable by our board of directors in such manner, upon such terms and subject to such conditions as it thinks fit.

Subject to the Companies Act, our Articles of Association, and to any special rights conferred on the holders of any Shares or attaching to any class of Shares, Shares may be issued on the terms that they may, at the option of our Company or the holders thereof, be liable to be redeemed on such terms and in such manner, including out of capital, as our board of directors may deem fit.

Variations of Rights of Shares

If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our Company is being wound-up, may be varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or series or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of the class or series. Any special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to the terms of issue of such shares, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu therewith.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Memorandum and Articles provide that we may (but are not obliged to) in each calendar year hold a general meeting as our annual general meeting, in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least seven calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles provide that upon the requisition of shareholders representing, as of the date of the deposit of the requisition, in aggregate, not less than one-third of the votes attaching to the issued and outstanding shares of our Company that as of the date of the deposit entitled to vote at general meetings, our chairman or board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our corporate records (except for our Memorandum and Articles, any special resolutions passed by our Company and the register of mortgages and charges of our Company). However, we will provide our shareholders with annual audited financial statements.

Changes in Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the rights, priorities and privileges annexed thereto as prescribed in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	divide our shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attached thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as our directors may determine provided always that, for the avoidance of doubt, where a class of shares has been authorized by the Company, no resolution of the Company in general meeting is required for the issuance of shares of that class and our directors may issue shares of that class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues shares which do not carry voting rights, the words “non-voting” shall appear in the designation of such shares and where the equity capital includes shares with different voting rights, the designation of each class of shares, other than those with the most favorable voting rights, must include the words “restricted voting” or “limited voting”;

(d)	sub-divide our shares or any of them into our shares of smaller amount than is fixed by our Company’s Memorandum of Association, so, however, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced our shares shall be the same as it was in case of the share from which the reduced our shares is derived; and

(e)	cancel any shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce our share capital or any capital redemption reserve in any way.

Certain Cayman Islands Company Considerations

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies in the Cayman Islands;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may obtain an undertaking against the imposition of any future taxation; (such undertakings are usually given for 20 years in the first instance)

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of the United Kingdom.

In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our Ordinary Shares under applicable law in the Cayman Islands or the rights of holders of the common stock of a typical corporation under applicable Delaware law.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies, provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman Islands subsidiary if a copy of the plan of merger is given to every member of that Cayman Islands subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to a merger or consolidation, provided the dissenting shareholder complies strictly with the procedures in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number representing seventy-five percent (75%) in value of the creditors or class or creditors or is approved by seventy-five percent (75%) in value of the shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition, which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of not less than ninety percent (90%) of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of a scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

●	an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

●	an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a Company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Act for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our Memorandum and Articles. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in good faith in what they consider to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances.

In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers; and

●	exercising the borrowing powers of our company and mortgaging the property of our company.

Shareholder Action by Written Consent

Under the Delaware General Corporation Act, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our Articles of Association provide that any ordinary or special resolution of shareholders and any other action that may be taken by the shareholders at a meeting may also be taken by a resolution consented to in writing, without the need for any notice, by all shareholders who would have been entitled to attend and vote at a meeting called for the purpose of passing such a resolution or taking any other action.

Shareholder Proposals

Under the Delaware General Corporation Act, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association allow our shareholders holding at the date of deposit of requisition shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our Company that as of the date of the deposit entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Articles of Association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings.

Cumulative Voting

Under the Delaware General Corporation Act, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under Cayman Islands law, our Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Articles of Association, directors may be removed by the affirmative vote of two-thirds of the directors then in office (except with regard to the removal of the chairman, who may be removed from office by the affirmative vote of all directors) or by an ordinary resolution of our shareholders (except with regard to the removal of the chairman, who may be removed from office by special resolution) of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Act contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Act, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our Articles of Association, our Company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Act, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Act, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our Memorandum and Articles may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Anti-money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

●	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

●	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

●	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

Legislation of the Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (Revised) (the “Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, applies in respect of financial years commencing July 1, 2019, onwards. However, it is anticipated that our Company may remain out of scope of the legislation or else be subject to more limited substance requirements.

Listing

Our Ordinary Share are traded on the Nasdaq Capital Market under the ticker symbol “ONEG.”

Transfer Agent

The transfer agent of our Ordinary Shares is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11593.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, we expect to incur in connection with this offering. With the exception of the registration fee payable to the SEC, all amounts are estimates.

SEC registration fee	$	*
Transfer Agent Expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Miscellaneous	$	*
Total	$	*

LEGAL MATTERS

We are being represented by Concord & Sage PC with respect to U.S. federal securities laws. The validity of our Ordinary Shares and certain other matters of Cayman Islands law will be passed upon for us by Harney, Westwood & Riegels.

EXPERTS

The consolidated financial statements as of and for the six months ended September 30, 2024, included in this prospectus have been so included in reliance on the report of Audit Alliance LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The registered business address of Audit Alliance LLP is No. 10 Anson Road, #20-16, International Plaza, Singapore 079903.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 (including amendments and exhibits to the registration statement) under the Securities Act with respect to the Ordinary Shares offered hereby. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and the Ordinary Shares offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. However, statements in the prospectus contain the material provisions of such contracts, agreements and other documents.

We have filed a registration statement on Form F-1 to register the resale of the securities described elsewhere in this prospectus. This prospectus is a part of that registration statement. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement and the exhibits and schedules for more information about us and our securities.

We are subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including reports on Form 20-F, reports on Form 6-K, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and our officers, directors, and principal shareholders are exempt from the reporting and “short-swing profit” reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules.

In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. A copy of the registration statement and the exhibits filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We have maintained our website at https://www.oneconstruction.com.hk.  The registration statement and the documents referred to under “Incorporation of Certain Information by Reference” are also available on our website. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

No dealers, salesperson, or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are allowed to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference into this prospectus the financial statements and other information included in the documents listed below:

●	Our Registration Statements on Form F-1 as filed with the SEC on August 2, 2024, September 11, 2024, November 13, 2024 and December 20, 2024, (to the extent expressly incorporated by reference into our effective registration statements filed by us under the Securities Act).

These documents are also available on the SEC’s website at https://www.sec.gov/edgar/search/#/category=custom&entityName=ONEG.

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

Any statements contained in a previously filed document incorporated by reference into this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in a subsequently filed document also incorporated by reference herein, modifies or supersedes that statement. As you read the above documents, you may find inconsistencies in information from one document to another. This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

We will provide without charge to any person (including any beneficial owner) to whom this prospectus is delivered, upon oral or written request, a copy of any document incorporated by reference in this prospectus but not delivered with the prospectus (except for exhibits to those documents unless a documents states that one of its exhibits is incorporated into the document itself). Such request should be directed to: OneConstruction Group Limited Room 6808A, 68/F, Central Plaza, 18 Harbor Road, Wanchai, Hong Kong +852 2123 8400.

You also may access the incorporated reports and other documents referenced above on our website at www.oneconstruction.com.hk  The information contained on, or that can be accessed through, our website is not part of this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, or such earlier date, that is indicated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our Memorandum and Articles provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuance was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities. The following table sets forth the breakdown of the shareholding of each then shareholder prior to the initial public offering:

Shareholders	Number of Ordinary Shares Issued
RICH PLENTY LIMITED	9,000,000
Treasure First Holdings Limited	500,000
ZHAO Hongqin	500,000
Infinite Apex Group Limited	450,000
Elite Ultima Investment Limited	400,000
Premium Quest Enterprises Limited	400,000

On January 2, 2025, the Company closed its initial public offering of 1,750,000 Ordinary Shares at a public offering price of US$4.00 per Ordinary Share.

As of the date of this prospectus, 13,000,000 Ordinary Shares were issued and outstanding.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits.

Exhibit Number	Description of Exhibit
3.1*	Memorandum of Association
3.2*	Articles of Association
4.1*	Specimen Certificate for Ordinary Shares
5.1*	Opinion of Harney, Westwood & Riegels regarding the validity of the Ordinary Shares being registered
10.1*	Form of Employment Agreement by and between executive officers and the Registrant
10.2*	Form of Indemnification Agreement with the Registrant’s directors and officers
10.3*	A copy of the Loan Facility Agreement by and between Chong Kin Group Holdings Limited and OneConstruction Development Limited (formerly known as “Radiant Path Developments Limited”) dated June 30, 2021)
10.4*	A copy of the Deed of Assignment by and among Glamour Blessing Limited, Rich Plenty Limited, Chong Kin Group Holdings Limited and OneConstruction Development Limited dated June 11, 2024
10.5*	A copy of the Loan Facility Agreement by and between Rich Plenty Limited and OneConstruction Development Limited dated September 3, 2024
21.1*	Subsidiaries
23.1*	Consent of Audit Alliance LLP
23.2*	Consent of Harney, Westwood & Reigels (included in Exhibit 5.1)
24.1	Powers of Attorney
107*	Filing Fee Table

*	To be filed by amendment

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

Item 9. Undertakings.

The undersigned registrant hereby undertakes:

1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

5)	That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser, each prospectus filed by the Registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;

6)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the placement method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424.

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

7)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on [     ], 2025.

OneConstruction Group Limited

By:
Name:	Ka Chun Gordon Li
Title:	General Manager (Principal Executive Officer)

POWER OF ATTORNEY

KNOW ALL BY THOSE PRESENT, that each person whose signature appears below hereby constitutes and appoints [    ], his or her true and lawful agent, proxy, and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign, and file with the SEC any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act, together with all schedules and exhibits thereto; (2) act on, sign, and file such certificates, instruments, agreements, and other documents as may be necessary or appropriate in connection therewith; (3) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act; and (4) take any and all actions that may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying, and confirming all that such agent, proxy, and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ka Chun Gordon Li	General Manager
Name: Ka Chun Gordon Li	(Principal Executive Officer)

/s/ Hau Wai Tsang	Chief Financial Officer
Name: Hau Wai Tsang	(Principal Accounting and Financial Officer)

/s/ Kam Cheung Cheung	Executive Director
Name: Kam Cheung Cheung

/s/ Man Kit Chan	Independent Director
Name: Man Kit Chan

/s/ Hok Yu Law	Independent Director
Name: Hok Yu Law

/s/ Wai Yan Chan	Independent Director
Name: Wai Yan Chan

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of OneConstruction Group Limited, has signed this registration statement or amendment thereto in [New York, New York] on [      ], 2025.

Authorized U.S. Representative [*]

By:	/s/ [*]
Name:	[*]
Title:	[*]

ONECONSTRUCTION GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET AS AT SETPEMBER 30, 2024
AND
AUDITED CONSOLIDATED BALANCE SHEET AS AT MARCH 31, 2024

		As of
	Notes	September 30, 2024	March 31, 2024
		US$’000	US$’000
ASSETS
Current assets:
Inventories		20	233
Accounts receivables, net	6	24,811	26,517
Deferred offering costs		343	-
Deposits, prepayment and other receivables		13	8
Amount due from a shareholder		-	1
Contract assets	7	19,394	14,806
Cash and cash equivalents		440	1,613
Total current assets		45,021	43,178

Non-current assets:
Property and equipment	8	13	13
Right-of-use assets, operating leases	9	746	18
Deferred tax assets		506	428
Total non-current assets		1,265	459
Total assets		46,286	43,637

LIABILITIES AND EQUITY
Accounts payables	10	8,177	6,490
Accruals and other payables	11	2,878	3,261
Amount due to a related company		-	3
Loan due to a related company	13	-	22,142
Amount due to a shareholder		1	-
Contract liabilities	7	2,754	3,674
Operating lease liabilities	9	363	18
Bank borrowings	12	1,943	2,317
Current income tax liabilities		98	103
Total current liabilities		16,214	38,008

Non-current liabilities:
Operating lease liabilities	9	383	-
Loan due to a shareholder	13	22,765	-
		23,148	-

Shareholders’ equity:
Ordinary shares, par value US$0.0001, 500,000,000 shares authorized, 11,250,000 ordinary shares issued and outstanding		1	1
Retained earnings		6,841	5,599
Exchange reserve		82	29
Total shareholder’s equity		6,924	5,629
Total liabilities and equity		46,286	43,637

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ONECONSTRUCTION GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

		Six months ended September 30
	Notes	2024	2023
		US$’000	US$’000
Revenue	3	28,736	31,296
Cost of revenue	3	(26,348)	(29,221)
Gross profit		2,388	2,075

Other income		7	4
(Allowance) Reversal of allowance for expected credit loss on accounts receivables		(124)	389
Administrative expenses		(857)	(421)
Profit from operations		1,414	2,047
Finance costs	4	(245)	(148)
Profit before taxation		1,169	1,899
Income tax credit (expenses)		73	(292)
Profit attributable to shareholders		1,242	1,607

Other comprehensive income
Exchange difference on translation of foreign operations		53	23

Total comprehensive income attributable to shareholers		1,295	1,630

Net income per share attributable to shareholders
Basic and diluted (cents)	5	11.0	14.3

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted		11,250,000	11,250,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ONECONSTRUCTION GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

	Ordinary shares
	Number of shares	Amount	Retained earnings	Exchange reserve	Total Equity
		US$’000	US$’000	US$’000	US$’000
As at April 1, 2023	11,250,000	1	3,830	1	3,832
Profit for the period	-	-	1,607	-	1,607
Other comprehensive income for the period	-	-		23	23
As at September 30, 2023 (unaudited)	11,250,000	1	5,437	24	5,462

As at April 1, 2024	11,250,000	1	5,599	29	5,629
Profit for the period	-	-	1,242	-	1,242
Other comprehensive income for the period	-	-		53	53
As at September 30, 2024 (unaudited)	11,250,000	1	6,841	82	6,924

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ONECONSTRUCTION GROUP LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

	Six months ended September 30,
	2024	2023
	US$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before taxation	1,169	1,899

Adjustments for:
Interest expense	245	148
Bank interest income	(4)	(1)
Allowance (reverse of allowance) for expected credit loss on accounts receivables	124	(389)
Depreciation of property and equipment	2	1
Operating cash flows before changes in operating activities	1,536	1,658

Changes in operating assets and liabilities
Change in inventories	211	(523)
Change in accounts receivables	1,728	(6,122)
Change in deposits, prepayment and other receivables	(6)	3,968
Change in contract assets	(4,437)	(132)
Change in accounts payables	1,623	3,358
Change in accruals and other payables	(2,113)	521
Change in amounts due from/to a shareholder	2	-
Change in contract liabilities	(931)	(1,064)
Net cash used by operations	(2,387)	1,664
Tax paid	(6)	(559)
Net cash flow (used in) generated from operating activities	(2,393)	1,105

CASH FLOWS FROM INVESTING ACTIVITIES
Bank interest received	4	1
Purchase of property and equipment	(2)	(4)
Net cash flow generated from (used in) investing activities	2	(3)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of bank borrowings	(384)	-
Advance of loan due to a shareholder, net	309	-
Advance of other borrowings from third parties	1,630	-
Payment of deferred offering costs	(341)	-
Repayment of loan due to a related company, net	-	4,920
Net cash flow generated from financing activities	1,214	4,920

Net (decrease)/increase in cash and cash equivalents	(1,177)	6,022

Cash and Cash equivalents at beginning of the period	1,613	1,258
Effect of foreign exchange	4	65
Cash and Cash equivalents at end of the period	440	7,345

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ONECONSTRUCTION GROUP LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

OneConstruction Group Limited (the “Company”) was incorporated in the Cayman Islands on June 14, 2024 under the Company Act as an exempted company with limited liability. The principal activities of the Company and its subsidiaries (collectively the “Group”) are the provision of structural steelwork for construction projects in Hong Kong, including the installation and forming of steel structures, typically serving as the backbone of buildings and infrastructure during the initial construction stage.

2. BASIS OF PREPARATION

The unaudited interim condensed consolidated financial statements of the Group for the six months ended September 30, 2024 have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”).

The accounting policies and basis of preparation adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the year ended March 31, 2024. The Group has not early adopted any other standards, interpretation or amendments that have been issued but are not yet effective.

In the opinion of the Group’s management, the accompanying unaudited interim condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the financial position, operating results and cash flows of the Group for each of the periods presented. The results of operations for the six months ended September 30, 2024 are not necessarily indicative of results to be expected for any other interim periods or for the year ended March 31, 2024. The condensed consolidated statement of financial position as of March 31, 2024 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by the U.S. GAAP for annual financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements for the year ended March 31, 2024.

3. REVENUE AND COST OF REVENUE

	Six months ended September 30,
	2024		2023
	US$’000%		US$’000%
Revenue
Public Sector
– Infrastructure and public facilities	-	0.0%	10,038	32.1%
– Residential	23,467	81.7%	11,939	38.1%
Sub-total	23,467	81.7%	21,977	70.2%

Private Sector
– Commercial/industrial	5,262	18.3%	9,146	29.2%
– Residential	7	0.0%	173	0.6%
Sub-total	5,269	18.3%	9,319	29.8%

Total	28,736	100.0%	31,296	100.0%

	Six months ended September 30,
	2024		2023
	US$’000%		US$’000%
Cost of revenue
Public Sector
– Infrastructure and public facilities	-	0.0%	9,270	31.7%
– Residential	20,905	79.3%	11,397	39.0%
Sub-total	20,905	79.3%	20,667	70.7%

Private Sector
– Commercial/industrial	5,443	20.7%	8,381	28.7%
– Residential	-	0.0%	173	0.6%
Sub-total	5,443	20.7%	8,554	29.3%

Total	26,348	100.0%	29,221	100.0%

	Six months ended September 30,
	2024		2023
	US$’000	GP%	US$’000	GP%

Gross profit
Public Sector
– Infrastructure and public facilities	-		768	7.7%
– Residential	2,562	10.9%	542	4.5%
Sub-total	2,562	10.9%	1,310	6.0%

Private Sector
– Commercial/industrial	(181)	-3.4%	765	8.4%
– Residential	7	100.0%	-	0.0%
Sub-total	(174)	-3.3%	765	8.2%

Total	2,388	8.3%	2,075	6.6%

4. FINANCE COSTS

	Six months ended September 30,
	2024	2023
	US$’000	US$’000
Interest expense on loan due to a related company	-	148
Interest expense on loan due to a shareholder	165	-
Interest expense on loan due to bank borrowings	80	-
	245	148

5. EARNINGS PER SHARE ATTRIBUTABLE TO SHAREHOLDERS

The following table sets forth the computation of basic and diluted earnings per share for the six months ended September 30, 2024 and 2023.

	Six months ended September 30,
	2024	2023
Numerator:
Profit attributable to shareholders (US$’000)	1,242	1,607

Denominator:
Weighted average number of ordinary shares used in computing net income per share (shares)	11,250,000	11,250,000

6. ACCOUNTS RECEIVABLES, NET

Accounts receivable, and the allowance for the expected credit losses consisted of the following:

	As of
	September 30, 2024	March 31, 2024
	US$’000	US$’000
Accounts receivable	18,881	22,543
Less: Allowance for expected credit losses	(344)	(1,893)
Sub – total	18,537	20,650
Retention receivables	6,274	5,867
Total	24,811	26,517

Accounts receivable are past due when a counterparty has failed to make a payment when contractually due. Credit terms granted to customers vary from contract to contract. The credit period granted to customers is 0 to 45 days from payment certification date except for retention receivables.

The Group recognized allowance for expected credit losses of US$124,000 and reverse of allowance for expected credit losses of US$389,000, respectively, for the six months ended September 30, 2024 and 2023.

Reconciliation of the allowance for expected credit losses of accounts receivable:

As of
September 30, 2024
US$’000
As of April 1, 2024	1,893
Allowance for expected credit loss on accounts receivable for the period/year	124
Write off	(1,665)
Exchange realignment	(8)

As of September 30, 2024	344

7. CONTRACT ASSETS AND LIABILITIES

	As of
	September 30, 2024	March 31, 2024
	US$’000	US$’000
Contract assets	19,394	14,806
Contract liabilities	2,754	3,674

The contract assets represent the Group’s right to consideration in exchange for services that the Group has transferred to a customer, which have not been billed to the customers. As of September 30, 2024 and March 31, 2024, the loss allowance for expected credit loss was assessed to be minimal. There was no allowance recognized for contract asset as of September 30, 2024 and March 31, 2024.

The contract liabilities represent the Group’s obligation to transfer services to a customer to which the Group has received consideration (or an amount of consideration is due) from the customer.

8. PROPERTY AND EQUIPMENT

During the six months ended September 30, 2024, the Group acquired approximately of US$2,000 of property and equipment but did not dispose any property and equipment.

During the six months ended September 30, 2024, the Group recorded depreciation expenses of approximately US$2,000.

9. LEASES

Operating leases

The Group leases offices from a third party. As the lease does not provide an implicit rate, the Group used an incremental borrowing rate based on the information available at the commenced date in determining the present value of lease payments. The Group’s lease agreement does not contain any material guarantees or restrictive covenants. The Group does not have any sublease activities. Operating leases result in the recognition of right-of-use (“ROU”) assets and lease liabilities on the balance sheet. ROU assets represent the Group’s right to use the leased asset for the lease term, and lease liabilities represent the obligation to make lease payments. The operating lease expenses were charged to administrative expenses.

A summary of supplemental information related to the Group’s leases as of September 30, 2024 and March 31, 2024 was as follows:

	For the six months ended	For the year ended
	September 30, 2024	March 31, 2024
	US$’000	US$’000
Cash paid for amounts included in the measurement of lease liabilities:	18	53
Operating cashflows used in operating lease – Lease expenses	18	51
Operating cashflows used in operating lease – Depreciation of right-of-use assets	-	2
Interest on lease liabilities

Operating lease right-of-use assets, net	746	18
Operating lease liabilities, current	363	-
Operating lease liabilities, non-current	383	18
Weighted average remaining lease terms – operating lease	746	18
Weighted average discount rate – operating lease	5.63%	5.00%

The maturity analysis of the annual undiscounted cash flows for the operating lease, as of September 30, 2024 and March 31, 2024 were as follows:

	As of
	September 30, 2024	March 31, 2024
	US$’000	US$’000
Within 1 year	395	19
More than 1 year but less than 2 years	395	-
Total undiscounted lease payments	790	19
less: imputed interest	(44)	(1)
Total lease liabilities	746	18

10. ACCOUNTS PAYABLES

Accounts payables consisted of the following:

	As of
	September 30, 2024	March 31, 2024
	US$’000	US$’000
Third parties	8,177	6,490

11. ACCRUALS AND OTHER PAYABLES

Accruals and other payables consisted of the following:

		As of
		September 30, 2024	March 31, 2024
		US$’000	US$’000
Accrued expenses and other payables		122	47
Other borrowings from third parties	(a)	1,651	-
Salaries payable		1,105	3,214
		2,878	3,261

Note:

(a)	The other borrowings from third parties are non-secured, interest bearing from range of 5.625% to 5.875% per annum and repayable within 1 year.

12. BANK BORROWINGS

Bank borrowings was as follows as of the respective balance sheet dates:

	As of
	September 30, 2024	March 31, 2024
	US$’000	US$’000
HSBC - current portion	1,943	2,317

On October 26, 2023, OneConstruction Engineering Projects Limited (“OneC Engineering”), the subsidiary of the Company entered into a bank facility agreement with the Hongkong and Shanghai Banking Corporation Limited (“HSBC”), a commercial bank in Hong Kong, pursuant to which OneC Engineering was entitled to borrow a loan of approximately US$2,332,000 (HK18,000,000) with interest rate at HIBOR + 1.7% to 1.8% per annum, and the loan was also guaranteed by (i), a guarantee with a third party as at September 30, 2024 (March 31, 2024: a related company); and (ii) a guarantee with limited amount to HK$23,170,000, plus default interest and other costs and expenses as further set out in the guarantee from a shareholder of a third party in (i) (March 31, 2024: related party).

Subsequent to the reporting period, the bank borrowings were fully repaid in December 2024.

13. LOAN DUE TO A SHAREHOLDER/A RELATED COMPANY

		As of
	Notes	September 30, 2024	March 31, 2024
		US$’000	US$’000
Under current liabilities
Loan due to a related company	(a)	-	22,142

Under non- current liabilities
Loan due to a shareholder	(b)	22,765	-

Notes:

(a)	The loan due to a related company was non-secured, interest bearing of HIBOR but limited to 1.5% per annum and repayable on June 30, 2025. The loan was subsequently assigned to a shareholder of the Company after March 31, 2024 under a deed of loan assignment entered on June 10, 2024, please refer to (b).

(b)	On June 10, 2024, the loan due to a related company as mentioned in (a) was assigned to a shareholder of the Company. The loan is non-secured, interest bearing of HIBOR but limited to 1.5% per annum and the repayment date of this loan was extended to June 30, 2026.

14. COMMITMENTS AND CONTINGENCIES

A subsidiary of the Company is currently a party to a legal proceeding related to compensation claim by a former employee, in relation to injuries suffered during her course of employment with the Group. Based on the information available as of the date of this report, the management does not consider there will be significant claim in this case. However, as the litigation is ongoing, the Group cannot determine the likelihood of this outcome and has not recorded an accrual in its financial statements. The Group continues to assess the case and will update its disclosures as necessary.

Save as disclosed above, the Group, in the ordinary course of its business, is involved in various claims, suits, investigations and legal proceedings that arise from time to time. Although the Group does not expect that the outcome in any of these legal proceedings, individually or collectively, will have a material adverse effect on its financial position or results of operations, litigation is inherently unpredictable. Therefore, the Group could be subject to judgements or enter into settlements of claims that could adversely affect its operating results or cash flows in a particular period.

15. SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (i) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (ii) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has the following material events subsequent to September 30, 2024 to the date of March 12, 2025 these unaudited interim condensed consolidated financial statements were issued:

On February 27, 2025, the Board of Directors approved the adoption of the 2025 Equity Incentive Plan, which reserves 3,000,000 authorized but unissued ordinary shares for future awards to eligible employees. As of March 12, 2025, no awards have been granted under this plan, and the recipients have not been determined. The Company expects to issue awards in accordance with the plan in subsequent periods, which may result in future stock-based compensation expenses.